Exhibit 99.1

GOLDMINING

GOLD:TSX | GLDG:NYSE American
GoldMining.com

ANNUAL INFORMATION FORM
for the fiscal year ended November 30, 2021

February 28, 2022

GOLDMINING INC.
1830 – 1030 West Georgia Street, Vancouver, British Columbia, Canada V6E 2Y3

TABLE OF CONTENTS

INTRODUCTORY NOTES	1
Reporting Currency	1
Cautionary Statement Regarding Forward Looking Information	1
Technical Information	3
Third Party Information	4

GLOSSARY	4
Abbreviations	4
NI 43-101 Definitions	5

CORPORATE STRUCTURE	7
Name, Address, and Incorporation	7
Corporate Organization Chart	7

DESCRIPTION OF THE BUSINESS	9
General Overview	9
Project Overview	9
Corporate Strategy	11
Three Year History	12
Principal Products	14
Specialized Skills and Knowledge	15
Competitive Conditions	15
Cyclical Nature of Our Business	15
Environmental Protection	15
Employees	16
Foreign Operations	16

DESCRIPTION OF MINERAL PROJECTS	16
Whistler Project	16
Titiribi Project	21
La Mina Project	29
São Jorge Project	39
Other Properties	49

RISK FACTORS	53

DIVIDENDS AND DISTRIBUTIONS	63

DESCRIPTION OF CAPITAL STRUCTURE	63
General Description of Capital Structure	63

MARKET FOR SECURITIES	64
Trading Price and Volume	64
Prior Sales	65

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	66

DIRECTORS AND OFFICERS	67
Name, Occupation and Security Holding	67
Conflicts of Interest	70

AUDIT COMMITTEE	70
GoldMining's Audit Committee Charter	70
Composition of the Audit Committee	70
Relevant Education and Experience	71
Audit Committee Oversight	71
Pre-Approval Policies and Procedures	71
External Auditor Service Fees	71

PROMOTERS	72

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	72

TRANSFER AGENTS AND REGISTRARS	72

MATERIAL CONTRACTS	72

INTERESTS OF EXPERTS	72

ADDITIONAL INFORMATION	73

(i)

INTRODUCTORY NOTES

References to "we", "our", "us", the "Company" or "GoldMining" in this annual information form (this "Annual Information Form") is to the consolidated operations of GoldMining Inc. and its subsidiaries.

Unless otherwise indicated, the information in this Annual Information Form is given as of February 28, 2022.

Reporting Currency

Our reporting currency is the Canadian dollar. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, and references to "R$" are to Brazilian Real. Some figures and percentages may not total exactly due to rounding.

Cautionary Statement Regarding Forward Looking Information

Certain statements contained in this Annual Information Form constitute "forward-looking information" within the meaning of applicable Canadian securities laws. The use of any of the words "aim", "anticipate", "contemplate", "continue", "estimate", "expect", "may", "might", "will", "could", "should", "believe", "potential", "intend", "position" and similar expressions are intended to identify forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in such forward-looking information are based on reasonable assumptions. However, no assurance can be given that these expectations will prove to be correct, and the forward-looking information included in this Annual Information Form should not be unduly relied upon. This information speaks only as of the date of this Annual Information Form.

In particular, this Annual Information Form may contain forward-looking information concerning estimates of Mineral Resources that may also be deemed to constitute forward-looking information to the extent that it involves estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information.

Forward-looking information included or incorporated by reference in this Annual Information Form includes, but is not limited to, statements with respect to:

●	expectations regarding the future impacts of public health crises, including the coronavirus pandemic ("COVID-19") on the Company;

●	anticipated tonnages and grades of the Mineral Resources disclosed for the Company's projects;

●	expectations regarding the continuity of mineral deposits;

●	the Company's expectations regarding raising capital and developing its projects;

●	exploration activities and/or plans on the Company's projects;

●	expectations regarding negotiations with counterparties in respect of existing agreements relating to certain of the Company's projects; and

●

expectations regarding environmental, social or political issues that may affect the exploration or development progress, including, but not limited to referendums regarding prohibitions on mining in jurisdictions where certain of the Company's projects are located.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation:

●	risks related to public health crises, including risks related to COVID-19;
●	risks related to the uncertainty of Mineral Resource estimates;
●

risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity;

●	risks related to potential acquisitions of additional mineral properties or mergers with or investment in new companies;
●	risks related to loss or abandonment of interest by the Company in its mineral properties;
●

risks related to obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company's current and future projects and operations;

●	risks relating to referendums or resolutions respecting prohibitions or restrictions on mining;
●

risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social licence"), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance;

●	risks related to the presence of artisanal miners;
●

risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations;

●	risks relating to infrastructure;
●

risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties;

●	risks related to property and mineral title, including defective title to mineral claims or property;
●	risks related to environmental regulation and liability;
●	costs, compliance and other risks associated with climate change and emerging climate change regulation;
●	risks related to information systems and cyber security;
●	risks related to uncertainty of the performance of contractors;
●	costs, delays and other risks associated with statutory and regulatory compliance;
●	risks related to general economic conditions;
●	risks related to gold and other commodity price fluctuations and volatility;
●	risks related to the fact that the Company has no known Mineral Reserves and that no economic reserves may exist on the Company's projects;
●	risks related to the uncertainty of profitability and financing risks, as the Company has no history of earnings;
●	risks related to competitive conditions in the mineral exploration and mining industry;
●	risks related to internal controls over financial reporting;
●	risks related to foreign exchange fluctuations;
●	risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees;
●	risks related to potential litigation;
●	risks related to foreign operations;
●	risks related to possible conflicts of interest;
●	uninsurable risks;
●	risks associated with joint ventures; and
●	risks relating to capital cost estimates.

This forward-looking information is based on certain assumptions which the Company believes are reasonable, including that:

●

the duration, extent, and other implications of COVID-19 and other pandemics or public health crises, and any restrictions and suspensions with respect to our operations will occur or proceed as expected;

●	current gold, silver, base metal and other commodity prices will be sustained, or will improve;

●	the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected;

●	the timing and ability to obtain requisite operational, environmental and other licences, permits and approvals, including extensions thereof will occur and proceed as expected;

●	any additional financing required by the Company will be available on reasonable terms; and

●	the Company will not experience any material accident, labour dispute or failure of plant or equipment.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Information Form under "Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, we undertake no obligation to update or revise any forward-looking statements.

An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects. Please carefully consider the risk factors set out herein under "Risk Factors", starting at page 53 of this Annual Information Form.

Cautionary Note to U.S. Investors Regarding Disclosure of Resource and Reserves Estimates

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Information Form, was prepared  in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In accordance with NI 43-101, the Company uses the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43- 101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves (the "CIM Definition Standards"), adopted by the CIM Council, as amended.

The United States Securities and Exchange Commission ("SEC") adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. As a foreign private issuer under United States securities laws that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards.

Shareholders resident in the United States are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

Shareholders resident in the United States are also cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" on the Company's projects are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, shareholders resident in the United States are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Annual Information Form containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Shareholders resident in the United States are urged to consider closely the disclosure on technical terminology under the "Glossary", below.

Third Party Information

We have obtained certain information contained in this Annual Information Form concerning the industries in which we operate from publicly available information from third party sources. We have not verified the accuracy or completeness of any information contained in such publicly available information. In addition, we have not determined if any such third party has omitted to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

GLOSSARY

Abbreviations

In this Annual Information Form, the following abbreviations are used to express elements:

Abbreviation	Meaning	Abbreviation	Meaning
"Ag"	silver	"Cu"	copper
"Au"	gold	"Zn"	zinc
"Pb"	lead

In this Annual Information Form, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning	Abbreviation	Meaning
"g/t"	grams per tonne	"Moz"	million ounces
"ha"	hectares	"Mt"	million tonnes
"km"	kilometres	"Mlbs"	million pounds
"m"	metres	"μm"	micrometre
"Ma"	million years	"oz"	troy ounces, with each troy ounce being equal to 31.1034768 grams
"masl"	metres above sea level	"ppb"	parts per billion
"mm"	millimetres	"ppm"	parts per million
"km"	square kilometres	"Troy oz"	troy ounces, with each troy ounce being equal to 31.1034768 grams
"Ga"	billion years

NI 43-101 Definitions

This Annual Information Form utilizes the following defined terms from NI 43-101, which are adopted from the CIM:

"CIM Definition Standards" means the definitions contained in the 2014 CIM Definition Standards – for Mineral Resources and Mineral Reserves.

"Feasibility Study" means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

"Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

"Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

"Mineral Reserve" means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

"Mineral Resource" means a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"Modifying Factors" mean considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"Pre-Feasibility Study" or "Preliminary Feasibility Study" means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

"Preliminary Economic Assessment" or "Scoping Study", as defined in NI 43-101, means a study, other than a Pre-Feasibility Study or Feasibility Study, that includes an economic analysis of the potential viability of Mineral Resources.

"Probable Mineral Reserve" means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" or "Proved Mineral Reserve" means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Qualified Person" or "QP", has the meaning ascribed thereto under NI 43-101.

CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) in the Province of British Columbia, Canada, on September 9, 2009 under the name "Cor Resources Inc.", and on April 27, 2010, Cor Resources Inc. changed its name to "Brazil Resources Inc." On December 6, 2016, the Company continued under the Canada Business Corporations Act (the "CBCA") as "GoldMining Inc."

The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, and the registered office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Corporate Organization Chart

Set forth below is a corporate organization chart for the Company as at the date hereof, which includes information describing the place of jurisdiction for the Company's subsidiaries and the percentage of votes attaching to all voting securities of the subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Company, excluding subsidiaries of the Company that have been omitted where they are not material.

DESCRIPTION OF THE BUSINESS

General Overview

GoldMining is a public mineral exploration company focused on the acquisition and development of primarily gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the United States, Brazil, Colombia and Peru.

GoldMining's principal projects are currently its La Mina Gold Project and Titiribi Gold-Copper Project, located in Colombia, Whistler Gold-Copper Project, located in Alaska, United States, and São Jorge Gold Project located in the State of Pará, northeastern Brazil.

The Company is seeking to execute a two-pronged, long-term strategy of expanding its property portfolio of resource-stage gold projects through accretive transactions and enhancing value and derisking its existing portfolio through potential development, exploration and value driven divestitures, joint ventures and other transactions.

Our long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing our existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for our shareholders.

As a result, we do not have any current operating income or cash flow from our properties, nor do we have a history of income from operations. Our operations and cash flow are primarily funded by and derived from equity financings.

We will continue to assess new mineral projects and will seek to acquire interests in additional projects if we determine such projects have sufficient geological or economic merit and if we have adequate financial resources to complete such acquisitions. For further information on our current projects, please see "Description of Mineral Projects".

Our common shares (the "GOLD Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD" and on the NYSE American (the "NYSE American") under the symbol "GLDG" and are traded on the Frankfurt Stock Exchange under the symbol "BSR".

Project Overview

The following table sets out our current projects and ownership interests therein:

Project	Location	Ownership Interest
Principal Projects:
Whistler Gold-Copper Project ("Whistler Project")	Alaska, United States	100%
Titiribi Gold-Copper Project ("Titiribi Project")	Antioquia, Colombia	100%
La Mina Gold Project ("La Mina Project")	Antioquia, Colombia	100%
São Jorge Gold Project ("São Jorge Project")	Pará State, Brazil	100%
Other Projects:
Yellowknife Gold Project ("Yellowknife Project")	Northwest Territories, Canada	100%
Cachoeira Gold Project ("Cachoeira Project")	Pará State, Brazil	100%
Surubim Gold Project ("Surubim Project")	Pará State, Brazil	100%
Boa Vista Gold Project ("Boa Vista Project")	Pará State, Brazil	84.05%
Batistão Gold Project ("Batistão Project")	Mato Grosso State, Brazil	100%
Montes Áureos and Trinta Projects	Pará State and Maranhão State, Brazil	51%
Crucero Gold Project ("Crucero Project")	Southeastern Peru	100%
Yarumalito Gold Project ("Yarumalito Project")	Antioquia, Colombia	100%
Almaden Gold Project ("Almaden Project")	Idaho, United States	100%
Rea Uranium Project ("Rea Project")	Alberta, Canada	75%

The following map illustrates our current project locations:

The following table sets forth our current resource estimates for our mineral projects:

Table A-1 Current Resource Estimates for Mineral Projects
Deposit	Cut-Off*	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	(g/t) or ($/t)	(Mt)	(g/t)	(g/t)	(%)	(Moz)	(Moz)	(Mlbs)
Measured Resources
Titiribi	0.3	85.000	0.39	-	0.15	1.060	-	285.6
Yellowknife	0.5/1.5	1.176	2.12	-	-	0.080	-	-

Indicated Resources
São Jorge	0.3	14.275	1.55	-	-	0.712	-	-
Cachoeira	0.35	17.470	1.23	-	-	0.692	-	-
Whistler	10.50/25	118.202	0.51	2.19	0.16	1.939	8.332	422.0
Titiribi	0.3	349.601	0.40	-	0.10	4.492	-	775.7
La Mina	0.25	28.247	0.73	1.76	0.24	0.66	1.602	150.5
Crucero	0.4	30.653	1.00	-	-	0.993	-	-
Yellowknife	0.5/1.5	12.933	2.35	-	-	0.979	-	-
Almaden	0.3	43.470	0.65	-	-	0.910	-	-

Inferred Resources
São Jorge	0.3	17.582	1.27	-	-	0.717	-	-
Cachoeira	0.35	15.667	1.07	-	-	0.538	-	-
Boa Vista	0.5	8.470	1.23	-	-	0.336	-	-
Surubim	0.3	19.440	0.81	-	-	0.503	-	-
Whistler	10.50/25	316.983	0.46	1.58	0.10	4.669	16.060	711.4
Titiribi	0.3	241.900	0.41	-	0.04	3.157	-	212.6
La Mina	0.25	13.633	0.65	1.76	0.27	0.287	0.772	81.2
Crucero	0.4	35.779	1.00	-	-	1.147	-	-
Yellowknife	0.5/1.5	9.302	2.47	-	-	0.739	-	-
Yarumalito	0.5	66.271	0.58	-	0.09	1.230	-	129.3
Almaden	0.3	9.150	0.56	-	-	0.160	-	-

*Cut-off grade (g/t Au) for all projects except for Whistler, which is a cut-off value ($/tonne).

For further information on the Company's current mineral projects and the above estimates, please see "Description of Mineral Projects".

Corporate Strategy

Our long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing our existing projects in a prudent manner.

We strive to build shareholder value by acquiring compelling projects with existing resources and substantial historical exploration and development activities. Further, we seek to leverage existing resource market conditions to further enhance the value of each acquisition.

Since our initial public offering in 2010, we have acquired fourteen gold and gold-copper projects and have achieved a total resource base of approximately 12.517 million ounces of gold measured and indicated resources and approximately 13.482 million ounces of gold inferred resources across all of our projects. Of our fourteen projects, eleven are the subject of current resource estimates.

Pursuant to our business model, we may advance our projects or maintain them pending future improvements in the mining and resource markets. This determination is made by our management, based upon a number of factors, including an evaluation of the potential value enhancement of additional exploration or development work on the project.

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at each such project (the "Strategic Review Process"). Such work may include undertaking additional studies, economic assessments and/or exploration and development work. Other than as disclosed herein, such work has not been finalized as of the date hereof. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which the Company may obtain through equity and/or debt financing. The Company currently plans to keep each of its projects in good standing.

In addition to planned work programs described under "Description of Mineral Projects", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects, are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees, and camp maintenance costs. Management currently believes that cash on hand, its existing credit facility and ability to enter into future borrowings collateralized by the GRC shares after the initial maturity of the credit facility will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects.

Three Year History

The following summarizes the material developments of our business over the period from December 1, 2021 to the date hereof, and the fiscal years ended November 30, 2021, 2020 and 2019:

2022

●

Preliminary Economic Assessment on La Mina. On January 12, 2022, the Company announced results of a positive preliminary economic assessment ("PEA") prepared in accordance with NI 43-101 on the La Mina Project. The independent PEA provides a compelling base case assessment for a mining operation with additional potential available through proposed exploration of the adjacent La Garrucha deposit. The PEA projects that the La Mina Project would produce over 1 million gold equivalent ounces over a 10.4 year mine life, and over 165 million pounds of copper and over 600,000 ounces of silver which are incorporated in the gold equivalent calculations. The PEA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

On February 22, 2022, the Company filed the La Mina Technical Report (as defined herein). See "Description of Mineral Projects – La Mina Project".

2021

●

At-the-Market Equity Program. On December 10, 2021, the Company entered into an equity distribution agreement (the "Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (collectively, the "Agents"), for an at-the-market equity program (the "ATM Program").

The Distribution Agreement will allow the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") under the ATM Program. The ATM Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) January 1, 2023.

No common shares have been distributed by the Company under the ATM Program to date.

●

Non-Dilutive Loan Facility. On October 29, 2021, the Company entered into and closed an agreement for a US$20 million loan facility (the "Facility") with the Bank of Montreal. The Facility is available for general corporate purposes, acquisitions and to continue to advance Company projects including the previously announced PEAs for the 100% owned Yellowknife Project, São Jorge Project and La Mina Project. The Facility is subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum and customary margin requirements. The Facility has a maturity of one year, may be extended for an additional one-year period, subject to lender approval, and is secured by shares of GRC owned by the Company. Pursuant to the terms of the Facility, a minimum initial advance of US$10 million of the US$20 million Facility occurred.

●

Initial Public Offering, Launch of GRC and Subsequent GRC Developments. On March 11, 2021, GRC closed its initial public offering (the "IPO") of 18,000,000 units of GRC (the "Units") at a price of US$5.00 per Unit for gross proceeds of US$90.0 million. Each Unit is comprised of one common share and one-half of a warrant to purchase a common share of GRC. Each full warrant will entitle the holder thereof to acquire a common share of GRC at a price of US$7.50 per share for a period of three years after the issuance date. Since the IPO, GRC completed the following acquisitions, following which the Company's ownership in GRC decreased to approximately 15.0%:

o

Acquisition of Ely. On August 23, 2021, GRC announced that it had completed the acquisition of all of the outstanding common shares of Ely Gold Royalties Inc. pursuant to a plan of arrangement under the Business Corporations Act (British Columbia).

o

Acquisition of Abitibi Royalties and Golden Valley. On November 5, 2021, GRC announced that it had completed the acquisition of all of the outstanding common shares of each of Abitibi Royalties Inc. ("Abitibi Royalties") and Golden Valley Mines and Royalties Ltd. ("Golden Valley") by way of statutory plans of arrangement.

●

Settlement Relating to the Cachoeira Project. On October 14, 2021, the Company and BRI Mineração Ltda., a wholly-owned subsidiary of the Company entered into a settlement agreement with an existing third-party royalty holder respecting the settlement of a previously announced outstanding legal claim by the holder relating to the project commenced by the royalty holder in March 2018 respecting annual payments in lieu of royalties claimed by such holder. Pursuant to the settlement agreement, the parties agreed to settle the outstanding claim for US$500,000, which amount was satisfied by BRI Mineração Ltda. by paying US$100,000 in cash and delivering 324,723 common shares of the Company on closing of the settlement agreement. Additionally, the existing 1.33% net profits interest royalty held by the royalty holder was replaced by a 0.5% net smelter return royalty pursuant to a new royalty agreement between the parties. Such royalty will not include annual minimum royalty payments and will be subject to a right of BRI Mineração Ltda. to repurchase up to one-half of the royalty for US$250,000 payable in Brazilian Real equivalent for a period of seven years after the date of the royalty agreement.

●

Updated Technical Report on Yellowknife Gold Project. On June 9, 2021, the Company filed an amended technical report titled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada", dated effective March 1, 2019 and amended June 9, 2021 (the "Yellowknife Technical Report"), which included an updated Mineral Resource estimate of Indicated Mineral Resources of 1.06 million ounces gold (14.11 million tonnes grading 2.33 g/t gold) and Inferred Mineral Resources of 0.74 million ounces gold (9.30 million tonnes grading 2.47 g/t gold).

●

Updated Technical Report on São Jorge Gold Project. On July 13, 2021, the Company filed the São Jorge Technical Report (as hereinafter defined), which included an updated Mineral Resource estimate of Indicated Mineral Resources of 0.71 million ounces gold (14.27 million tonnes grading 1.55 g/t gold) and Inferred Mineral Resources of 0.72 million ounces gold (17.58 million tonnes grading 1.27 g/t gold).

●

Updated Technical Report on Whistler Project. On November 4, 2021, the Company filed the Whistler Technical Report (as hereinafter defined), which included an updated Mineral Resource estimate of Indicated Mineral Resources of 1.94 million ounces gold, 8.33 million ounces of silver and 422.0 million pounds of copper (118.2 million tonnes grading 0.51 g/t gold, 2.19 g/t silver and 0.16% copper) and Inferred Mineral Resources of 4.67 million ounces gold, 16.06 million ounces silver and 711.4 million pounds of copper (317.0 million tonnes grading 0.46 g/t gold, 1.58 g/t silver and 0.10% copper).

●

Updated Technical Report on Titiribi Project. On August 25, 2021, the Company filed the Titiribi Technical Report (as hereinafter defined), which included an updated Mineral Resource estimate of Measured and Indicated Mineral Resources of 5.54 million ounces gold, and 1,061.2 million pounds of copper (434.6 million tonnes grading 0.40 g/t gold and 0.11% copper) and Inferred Mineral Resources of 3.16 million ounces gold and 212.6 million pounds of copper (241.9 million tonnes grading 0.41 g/t gold and 0.04% copper).

●

Updated Technical Report on La Mina Project.  On September 8, 2021, the Company filed a technical report titled "NI 43-101 Technical Report, GoldMining Inc., La Mina Project, Antioquia, Republic of Colombia", dated effective July 6, 2021, which included an updated Mineral Resource estimate of Indicated Mineral Resources of 0.66 million ounces gold, 1.60 million ounces of silver and 150.5 million pounds of copper (28.2 million tonnes grading 0.73 g/t gold, 1.76 g/t silver and 0.24% copper) and Inferred Mineral Resources of 0.29 million ounces gold, 0.77 million ounces silver and 81.2 million pounds of copper (13.6 million tonnes grading 0.65 g/t gold, 1.76 g/t silver and 0.27% copper). A further preliminary economic assessment was published February 25, 2022 and dated effective January 12, 2022.

2020

●

Royalty Agreements with GRC – On November 27, 2020, the Company entered into a royalty purchase agreement with its subsidiary, GRC (the "GRC Royalty Agreement"), pursuant to which certain of the Company's subsidiaries created and issued to GRC certain royalty interests and transferred to it certain buyback rights held by them. The purchase price paid by GRC pursuant to this transaction was US$13,076,000, which purchase price was satisfied by GRC through the issuance of 15,000,000 common shares in the capital of GRC (the "GRC Shares") to the Company. See "Launch of Gold Royalty".

●

NYSE American Listing – On October 1, 2020, the Company announced that the GOLD Shares were approved for listing on the NYSE American. The GOLD Shares commenced trading at market open on the NYSE American on October 6, 2020 under the symbol "GLDG" and were delisted from the OTCQX International Market.

●

Technical Report for Almaden Project – On July 15, 2020, the Company filed a technical report for the Almaden Project titled "Technical Report: Almaden Gold Property, GoldMining Inc., Washington County, Idaho, USA" dated effective April 1, 2020 and prepared under NI 43-101 guidelines (the "Almaden Report"). The Almaden Report contains an updated mineral resource estimate for the Almaden Project, which includes an Indicated Mineral Resource of 43,470,000 tonnes grading 0.65 g/t gold (910,000 ounces) and an Inferred Mineral Resource of 9,150,000 tonnes grading 0.56 g/t gold (160,000 ounces) using a 0.3 g/t gold cut-off.

●

Incorporation of Gold Royalty Corp. – On June 24, 2020, the Company announced the creation of GRC, a wholly-owned gold-focused royalty company, to expose existing shareholders to an additional and potential form of value enhancement.

●

Technical Report for Yarumalito Project – On June 16, 2020, the Company filed a technical report for the Yarumalito Project titled "Technical Report: Yarumalito Gold-Copper Property, GoldMining Inc., Departments of Antioquia and Caldas, Republic of Colombia" dated effective April 1, 2020 and prepared under NI 43-101 guidelines (the "Yarumalito Report"). The Yarumalito Report contains a mineral resource estimate for the Yarumalito Project, which includes an Inferred Mineral Resource of 66,271,000 tonnes grading 0.58 g/t gold (1,236,000 ounces) and 0.09% copper (129,262,000 pounds) or 0.70 g/t gold equivalent (1,502,000 ounces) using a 0.5 g/t gold equivalent cutoff.

●

Acquisition of the Almaden Project – On March 3, 2020, the Company completed the acquisition of the Almaden Project located in west-central Idaho. The acquisition was completed pursuant to an asset purchase agreement among the Company, Sailfish Royalty Corp. ("Sailfish") and Western Standard Metals USA, Inc. (the "Almaden APA"). Total consideration under the transaction consisted of 337,619 GOLD Shares and $575,000. As a result of the transaction, we now own a 100% interest in the Almaden Project.

●

Acquisition of the Yarumalito Project – On December 2, 2019, the Company completed the acquisition of the Yarumalito Project located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement between the Company and Newrange Gold Corp. ("Newrange"). Total consideration under the transaction consisted of 1,118,359 GOLD Shares and $200,000. As a result of the transaction, we now own a 100% interest in the Yarumalito Project. A 1% net smelter return royalty ("NSR") was granted to Newrange with respect to the Yarumalito Project.

2019

●

Receipt of Water Licence and Land Use Permits – On April 17, 2019 the Company received a five-year Type B Water Licence and Type A Land Use Permit ("LUP") from the Mackenzie Valley Land and Water Board ("MVLWB") for the Nicholas Lake-Ormsby property at the Yellowknife Project. Additionally, two-year extensions were granted by the MVLWB for two existing LUPs for the Goodwin Lake and Clan Lake properties.

●

Technical Report for Yellowknife Project – On April 16, 2019, the Company filed a technical report for the Yellowknife Project titled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" dated effective March 1, 2019 and prepared under NI 43-101 guidelines.

Principal Products

We are currently in the exploration stage, and do not produce, develop or sell mineral products. We are primarily focused on gold and gold-copper properties.

Specialized Skills and Knowledge

Our business and long-term strategy requires specialized skills and knowledge in the areas of geology, geochemistry, planning, implementation of exploration programs, mine and plant engineering, drilling, mineral processing, metallurgy and compliance. To date, we have been able to locate and retain such professionals in all of the jurisdictions in which we operate and we believe that we will continue to be able to do so.

Competitive Conditions

The mining industry is intensely competitive in all of its phases and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties that can be developed and produced economically; (ii) technical expertise to find, develop, and operate such properties; (iii) labour to operate the properties; and (iv) capital for the purpose of funding such properties. Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

We believe that our success is dependent on the performance of our management and key employees, many of whom have specialized skills and knowledge. We believe we currently have the personnel with specialized skills and knowledge to successfully carry out our operations.

Cyclical Nature of Our Business

The mining industry is subject to commodity pricing, which is in turn affected by other economic indicators and worldwide cycles. The pricing cycles that the mining industry experiences affect the overall environment in which we conduct our business. For example, if commodity pricing is low, our access to capital may be restricted. Continuing periods of low commodity prices or economic stalls could also affect the economic potential of our current properties and may affect our ability to, among other things: (i) capitalize on financing, including equity financing, to fund our ongoing operations and exploration and development activities; and (ii) continue exploration or development activities on our properties.

Furthermore, weather cycles may affect our ability to conduct exploration activities at our various projects, particularly at our Whistler, Yellowknife and Rea Projects, located in Alaska, Northwest Territories and northeastern Alberta, respectively. More specifically, drilling and other exploration activities may be restricted during periods of adverse weather conditions or winter seasons as a result of weather-related factors, including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice, or other weather-related factors.

Environmental Protection

Many of our projects are subject to periodic monitoring by governmental agencies with respect to environmental protection plans and practices, as well as environmental laws and regulations of the jurisdictions in which they are located.

Environmental laws and regulations may affect our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily, where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on us for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. We intend to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating in accordance with applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making our operations more expensive. Please see "Risk Factors" for further information.

Employees

As of November 30, 2021, we had nine full time employees in Canada, and thirteen full time employees in Brazil and Colombia. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

Foreign Operations

Political and related legal and economic uncertainty may exist in countries where we may operate. Our mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry. Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt our projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Presently, our mineral properties are located in Brazil, Canada, Colombia, Peru and the United States. While we believe that such countries represent favourable environments for mining companies to operate, there can be no assurance that changes in the laws of such jurisdictions or changes in the regulatory environment for mining companies or for non-domiciled companies in these countries will not be made that would adversely affect our business. It is also possible that current or future social unrest in Brazil will adversely affect our operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our business and operations.

DESCRIPTION OF MINERAL PROJECTS

The following is a general description of our mineral projects and is summarized from applicable technical reports. Where appropriate, certain information contained in this Annual Information Form updates information derived from such technical reports. Any updates to information contained in each respective technical report referenced herein were prepared by, or under the supervision of Paulo Pereira, President of the Company. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a Qualified Person and is a member of the Professional Geoscientists Ontario.

The information regarding each of our projects in this Annual Information Form is based upon assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the technical report respecting each project, copies of which are available for review on the System for Electronic Disclosure Analysis and Retrieval ("SEDAR").

Whistler Project

The following information is condensed and extracted from the technical report titled "NI 43-101 Mineral Resource Estimate for the Whistler Project", dated effective June 11, 2021 and with an amended date of issue of October 29, 2021 (the "Whistler Technical Report"), prepared by Sue Bird, P.Eng. and Kirstin Girdner, P.E. of Moose Mountain Technical Services ("MMTS") and Arthur Barnes, MScEng., P.Eng. of MPC Metallurgical Process Consultants Limited. Each of Sue Bird, Kirstin Girdner, and Arthur Barnes is a Qualified Person and is independent of the Company.

Project Description, Location and Access

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage.

The Whistler Project comprises 304 State of Alaska mining claims covering an aggregate area of approximately 172km2. The center of the property is located at 152.566° longitude west and 61.983° latitude north. The project is located in the drainage of the Skwetna River. Elevation varies from about 400m above sea level in the valley floors to over 5,000 m in the highest peaks. A base camp and gravel airstrip for wheel-based aircraft is established adjacent to the Skwentna River. The camp is equipped with diesel generators, a satellite communication link, tent structures on wooden floors and several wood-frame buildings. Although chiefly used for summer field programs, the camp is winterized.

Rights to the Whistler Project were acquired by the Company, through its wholly-owned subsidiary, BRI Alaska, in August 2015 pursuant to an asset purchase agreement with Kiska:

1.

Pursuant to such agreement, BRI Alaska acquired rights and assumed obligations under several related underlying agreements. The first underlying agreement is a royalty purchase agreement between Kiska, Geoinformatics Alaska Exploration Inc. ("Geoinformatics") and MF2, LLC ("MF2"), dated December 16, 2014. This agreement granted MF2 a 2.75% NSR over all 304 claims, and, extending outside the current claims, over an area of interest defined by the maximum historical extent of claims held on the project.

2.

The second underlying agreement is an earlier agreement between Cominco American Incorporated and Kent Turner dated October 1, 1999. This agreement concerns a 2.0% net profit interest to Teck Resources, which was purchased by Sandstorm Gold Ltd., in connection with an area of interest specified by standard township sub-division.

3.

The third underlying agreement is a purchase and sale agreement among Kent Turner, Kiska and Geoinformatics, dated December 16, 2014, that terminated the "Turner Agreement" (which granted Kennecott Exploration ("Kennecott") and its successors a 30-year lease on 25 unpatented State of Alaska Claims), and transferred to Kiska and Geoinformatics, and their successors, an undivided 100% of the legal and beneficial interest in, under, to, and respecting the Turner property free and clear of all encumbrances arising by, through or under Turner other than the Cominco American Incorporated net profit interest. In addition to the above third-party royalties, GRC owns a 1% NSR royalty covering the Whistler Project.

History

Mineral exploration in the Whistler area was initiated by Cominco in 1986, and continued through 1989. During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco ceased exploration and all cores from the Whistler region were donated to the State of Alaska and the property was allowed to lapse.

In 1999, Kent Turner staked 25 State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of the Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization survey, and the evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948 m) and reconnaissance core drilling at other targets in the Whistler region (4,184 m). Over that period Kennecott invested over US$6.3 million in exploration.

In June 2007, Geoinformatics announced the conditional acquisition of the Whistler Project as part of a strategic alliance with Kennecott.

From 2007 through 2008, Geoinformatics drilled twelve holes totaling 5,784 m on the Whistler Deposit and six holes totaling 1,841 m on other exploration targets in the Whistler area. Drilling by Geoinformatics on the Whistler Deposit (as hereinafter defined) was done to infill the deposit to sections spaced at 75 m and to test for the north and south extensions of the deposit. Exploration drilling by Geoinformatics in the Whistler area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

In 2009, Kiska was formed by the merger of Geoinformatics and Rimfire Minerals Corporation. In total, Kiska completed 224 line-km of 3D induced polarization ("IP") geophysics, 40 line-km of 2D IP geophysics, 327 line-km of cut-line, geological mapping on the 3D IP grid, detailed mapping of significant Au-Cu prospects, collection of 109 rock samples and 61 soil samples, 8,660 m of diamond drilling from 23 drillholes (all greater than 200 m in total length), petrographic analysis of mineralization at Island Mountain, a preliminary review of metallurgy at the Whistler Resource, and metallurgical testing of mineralization from the Discovery Breccia at Island Mountain. In August of 2010, Kiska delivered a report to Kennecott summarizing the results of the completed Trigger Program. In September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project and hence retained a 2% NSR on the property.

From this point forward, Kiska continued to drill and explore the Whistler Project for the duration of the 2010 and 2011 field seasons. The majority of this work included shallow grid drilling (25 m to 50 m top of bedrock drilling) in the Whistler Area (also referred to as the Whistler Corridor), conventional step-out drilling from prospects in the Whistler Area, step-out drilling at the Island Mountain Breccia Zone, an airborne EM survey of the Island Mountain area, reconnaissance drilling at Muddy Creek, and minor infill drilling at the Whistler Deposit, followed by the publication of an updated resource estimate.

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 Ma to 30 Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization. The geology of the Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area:

●

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks approximately 76 Ma with restricted extrusive equivalent. These intrusions are commonly associated with gold-copper porphyry-style mineralization (the "Whistler Deposit").

●

The Composite Suite intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Gold-copper veinlets and pegmatitic occurrences are characteristics of the composite plutons (e.g. the Mt. Estelle prospect, the Muddy Creek prospect).

The Company acquired the project for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.

Mineralization and Deposit Types

Exploration on the Whistler Project by Kennecott, Geoinformatics and Kiska has identified three primary exploration targets for porphyry-style gold-copper mineralization. These include the Whistler Deposit, Raintree West, and the Island Mountain Breccia Zone. All of the porphyry prospects in the Whistler Area share similar styles of alteration, mineralization, veining and cross-cutting relationships that are generally typical of porphyry systems associated with relatively oxidized magma series (A- and B-type quartz vein stockwork, chalcopyrite-pyrite ore assemblage, presence of sulphates, core of potassic alteration with well-developed peripheral phyllic alteration zones).

The Whistler and Island Mountain areas also host multiple secondary porphyry-like prospects defined by drilling, anomalous soil samples, alteration, veining, surface rock samples, induced polarization chargeability/resistivity anomalies, airborne magnetic anomalies and airborne electromagnetic anomalies. These include the Raintree North, Rainmaker, Round Mountain, Puntilla, Snow Ridge, Dagwood, Super Conductor, Howell Zone and Cirque Zones.

In contrast, Island Mountain has significantly different alteration, veining and sulphide assemblages associated with mineralization, principally the occurrence of pyrrhotite and to a lesser extent arsenopyrite associated with Au-Cu mineralization, Au-Cu association with strong sodic-calcic alteration, lack of significant sulphates, very minor hydrothermal quartz and weak to insignificant phyllic alteration. For these reasons, the porphyry system at Island Mountain may belong to the "reduced" subclass of porphyry copper-gold deposits.

The Muddy Creek area represents an additional exploration target with the potential to host a bulk tonnage, Intrusion-Related Gold deposit. Exploration by Millrock Resources Inc. on claims directly adjacent to the Muddy Creek area, which are geologically analogous, have returned encouraging preliminary results. Like Island Mountain, the Muddy Creek mineralization is distinct from the Whistler Porphyry systems and shares more similarity with Intrusion Related Gold systems characteristic of the Tintina Gold Belt. The intrusive complex at Muddy Creek is predominantly monzonitic grading to more mafic marginal phases, yet is generally more felsic in composition relative to the diorites of the Whistler Area. Mineralization is restricted to sheeted vein zones with narrow millimetre scale veinlets and pegmatitic veinlets of quartz, feldspar, tourmaline and sulphides that include arsenopyrite, minor chalcopyrite and pyrite-pyrrhotite. Gold mineralization is largely confined to the minute veinlets whereas the intervening intrusive rocks are largely unaltered and unmineralized.

Exploration

GoldMining has not conducted exploration work since acquiring the Whistler Project.

The Company intends to maintain the project in good standing and does not currently plan to complete any exploration programs at the project in 2022.

Drilling

A total of 70,247 m of diamond drilling in 257 holes has been completed on the Whistler Project by Cominco, Kennecott, Geoinformatics and Kiska from 1986 to the end of 2011. Of these drill holes, 21,132 m in 52 holes have been drilled in the Whistler Deposit area, 20,479 m in 94 holes have been drilled in the Raintree area and 14,410 m in 36 holes comprise the Island Mountain resource area. There are 14,226 m in 75 holes in areas outside the three resource areas.

Sampling, Analysis and Data Verification

No sampling has been done by GoldMining. Nothing is known about sampling and analysis by Cominco. Previous operators Kennecott, Geoinformatics, and Kiska used industry standard practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2011. These procedures are documented in detailed reports describing pertinent aspects of the exploration data collection and management.

All assay samples were assayed at either the Alaska Assay Laboratory (2004 and 2009) in Fairbanks, Alaska, or the accredited ALS-Chemex laboratory in Vancouver, British Columbia for all other years. Sample preparation was accomplished in Alaska, either at the Alaska Assay Lab or ALS-Chemex preparation lab in Anchorage, Alaska. Samples were assayed for gold by fire assay and a suite of elements including silver and copper by aqua regia or multi-acid digestion and inductively coupled plasma atomic emission spectroscopy. Operators Kennecott, Geoinformatics, and Kiska used industry standard quality control practices during exploration at Whistler. The Whistler Technical Report discloses that analysis of the QA/QC data indicates the assay data is of sufficient quantity and quality for resource estimation.

A site visit was conducted on May 21, 2021 by Kirstin Girdner, an author of the Whistler Technical Report. No observations contradicting previously published information were made. The assay database did not have certificate numbers attached to the sample IDs, this was accomplished by the authors of the Whistler Technical Report to the extent possible. Certificate checks revealed some minor errors which were corrected prior to resource modeling. Not all assay data in the database is fully supported by certificates and QA.QC. However, the percentage of data fully supported by certificates and QA/QC is consistent with similar projects that have the majority of drilling completed before 2010 and have undergone several changes in ownership. The Whistler Technical Report disclosed that the assay database is determined to be of sufficient quality and accuracy for resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing had been carried out in three phases starting with the 2004/05 preliminary testing in Salt Lake City under the general supervision of Kennecott and culminating in the two phases under Kiska Metals and conducted at G&T Laboratories in Kamloops during 2010 to 2012.

The preliminary testing Indicated that the Island Mountain material tested is amenable to copper recovery by flotation and that the gold is relatively free milling. This is particularly true of the greater portion of the material represented by the Lower Composite. The results indicate that in the range of 90% of the gold in the Lower Composite can be recovered by either whole ore leaching or a combination of flotation and leaching of the tailings. With further development work, copper flotation recoveries will likely rise to the 80% range for the Lower Composite.

Similarly, gold recovery in the range of 90% can be achieved by whole ore leaching of the Upper Composite. Further flotation work on the Upper Composite will improve both copper and gold recoveries to concentrate.

For both materials, it was concluded that further metallurgical development and assessment work would still be required to develop the best flowsheet with respect to capital and operating costs, metal recoveries and overall economics.

As of the date hereof, GoldMining has not disclosed that any metallurgical testing has been carried out on rocks from the Raintree West Deposit, however, given the similarities in geological setting, host rock, mineralization and alteration between Raintree West and the Whistler Deposits, it has been assumed by GoldMining that metallurgical processes and metal recoveries determined for the Whistler Deposit are a reasonable approximation for the Raintree West Deposit at this time.

Metal recoveries reported for the Whistler Project resource estimate include 83% for copper, 70% for gold and 65% for silver with silver grades below 10 g/t.

Mineral Resource Estimates

The following table sets forth the Mineral Resource estimate set forth in the Whistler Technical Report, with an effective date of June 11, 2021.

Deposit			In Situ Grade					In Situ Metal
	NSR Cutoff	ROM Tonnage	NSR	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(US$/tonne)	(Mt)	(US$/t)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
	Indicated Resources
Whistler	10.50	107.77	26.44	0.50	1.95	0.17	0.79	1.75	6.76	399	2.74
Raintree (Open Pit)	10.50	7.76	20.61	0.49	4.88	0.09	0.67	0.12	1.22	15	0.17
Total Indicated (Open Pit)	10.50	115.53	26.05	0.50	2.15	0.16	0.78	1.87	7.97	414	2.90
Raintree (Underground)	25.00 shell	2.68	34.02	0.79	4.18	0.13	1.03	0.07	0.36	8	0.09
Total Indicated	Varies	118.20	26.23	0.51	2.19	0.16	0.79	1.94	8.33	422	2.99
	Inferred Resources
Whistler	10.50	153.54	19.17	0.35	1.48	0.13	0.57	1.71	7.31	455	2.83
Island Mountain	10.50	111.90	18.99	0.47	1.06	0.05	0.57	1.70	3.81	131	2.04
Raintree (Open Pit)	10.50	11.77	24.28	0.62	4.58	0.07	0.77	0.23	1.73	18	0.29
Total Inferred (Open Pit)	10.50	277.21	19.32	0.41	1.44	0.10	0.58	3.64	12.85	604	5.16
Raintree (Underground)	25.00 shell	39.77	32.65	0.80	2.51	0.12	1.00	1.03	3.21	107	1.28
Total Inferred	varies	316.98	20.99	0.46	1.58	0.10	0.63	4.67	16.06	711	6.45

Notes:

1.

The Mineral Resource for Whistler, Island Mountain and the upper portions of the Raintree West deposits have been confined by an open pit with "reasonable prospects of eventual economic extraction" using the following assumptions:

●	Metal prices of US$1600/oz Au, US$3.25/lb Cu and US$21/oz Ag;
●	Payable metal of 99% payable Au, 90% payable Ag and 1% deduction for Cu;
●	Offsite costs (refining, transport and insurance) of US$136/wmt proportionally distributed between Au, Ag and Cu;
●	Royalty of 3% NSR;
●	Pit slopes are 50 degrees;
●	Mining cost of US$1.80/t for waste and US$2.00/t for mineralized material; and
●	Processing, general and administrative costs of US$10.50/t.
2.	The lower portion of the Raintree West deposit has been constrained by a mineable shape with "reasonable prospects of eventual economic extraction" using a US$25.00/t cutoff.
3.	Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.
4.

The NSR equations are: below 10g/t Ag: NSR (US$/t) = (100%-3%)*((Au*70%*US$49.273g/t) + (Cu*83%*US$2.966*2204.62 + Ag*65%*US$0.574)), and above 10g/t Ag: NSR (US$/t) = (100%-3%)*((Au*70%*US$49.256g/t) + (Cu*83%*US$2.965*2204.62));

5.	The Au Equivalent equations are: below 10g/t Ag: AuEq = Au + Cu*1.5733 +0.0108Ag, and above 10g/t Ag: AuEq = Au + Cu*1.5733
6.	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.
7.	Numbers may not add due to rounding.

Titiribi Project

The Titiribi Project consists of several near surface bulk tonnage gold-copper porphyry and associated epithermal gold systems.

The following information is condensed and extracted from the technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia ", dated effective June 14, 2021 (the "Titiribi Technical Report"), prepared by Joseph A. Kantor, M.SC., MMSA Geology, Robert E. Cameron, Ph.D., MMSA Mining and Ore Reserves, and Mauricio Castañeda, MAIG, retained by Behre Dolbear & Company (USA), Inc. ("Behre Dolbear"). Each of Joseph A. Kantor, Robert E. Cameron and Mauricio Castañeda is a Qualified Person and is independent of the Company.

Project Description, Location and Access

The Titiribi Project consists of several near surface bulk tonnage gold-copper porphyry and associated epithermal gold systems. A total of nine mineralized areas have been identified to date, including the Cerro Vetas, Chisperos and NW Breccia deposits. Other peripheral targets include: Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita. A total of 270 diamond drill holes, totaling 144,779 m, have been drilled at the Titiribi Project.

The Titiribi Mining District is located at approximately latitude N 6°3′55″ and longitude W 75°47'55" and is about 70 km southwest of Medellin, Colombia. The Titiribi Project lies within a rectangle defined by 1293400N to 1293900N and 930000E to 930500E (Magna Sirgas) and between elevations of 1,200 m to 2,200 m.

Titiribi Township, with a population of approximately 15,000 people, is located approximately 70 km southwest of Medellin (3.2 million people), in the Department of Antioquia (Province), on the northwestern margin of Colombia's Central Cordillera as part of the northern Andean Cordillera and limited geographically to the west by the Cauca River. Access is by paved road from Medellin to the historic mining town of Titiribi. The Titiribi Project area surrounds the town of Titiribi and is accessed by gravel and dirt roads. Site access is generally by four-wheel drive, ATV, mule, and horse because of the steep terrain. Access to the area is available year-round.

The Titiribi Project consists of one Mineral Title (Concession Contract L5085) registered on April 18, 2013 with an exploration term of three additional years, renewable every two years, up to eleven years, and is valid for thirty (30) years (starting 2007) and renewable for twenty (20) more years. GoldMining holds Concession Contract #L5085 expiring April 18, 2043 and is in the process of acquiring two additional Concession Contracts (SCF-15483x and TJ2-10181).

GoldMining completed the acquisition of the Titiribi Project from Trilogy Metals (formerly NovaCopper Inc). Trilogy Metals had purchased the Titiribi Project from Sunward. GoldMining is the holder of 100% of the project, subject to a 2% NSR royalty in favor of GRC.

Aside from standard government royalties on mineral production and a 2% NSR owned by GRC, there are no agreements or encumbrances on the Titiribi Project. Under Article 227 of the Colombian Mining Code (Law 685), production of non-renewable natural resources generates a royalty payment that may consist of a percentage (fixed or progressive) of the exploited gross product, sub-products and by-products, payable in cash or in kind. Presently, precious metals (gold and silver) incur a gross royalty of 4% to the Colombian government. However, the payment is based on 80% of the PM fix on the London Bullion Market for an effective rate of 3.2%. The royalty on copper is 5%.

The current environmental liabilities consist of the need to rehabilitate areas of cleared vegetation created during the construction of access roads, trails, and drill pads. All programs are covered by environmental management plans, which are monitored by the Ministry of Environment which carries out regular site inspections. GoldMining's management has plans for re-vegetation of affected areas, water monitoring, and controls for slope failure and mass movements.

In Colombia, there is no need to have surface ownership to access the sub-soil mineral rights. Colombian mining law provides for mining rights and the expropriation of the surface, in case it is required, since mining is considered to be in the public's interest. GoldMining currently holds surface agreements for the on-site office and core storage.

To re-establish surface agreements, Colombian mining law allows for two choices: (i) either negotiate a new agreement and fees directly with owners; or (ii) request the local authority (the mayor's office) to legally set the agreement fee to be signed with the owners.

Surface agreements are needed when the nature of exploration work (drilling, drilling pads, access roads, trenches, etc.) does not allow the surface owner to have full utilization of the land. No native title claims exist over the project area.

As previously disclosed by GoldMining, in late 2017, the Municipal Council of Titiribi passed a resolution respecting the prohibition of mining in the municipality. This resolution was subsequently declared invalid by the ATA. Thereafter, the municipality called a referendum respecting amendments to its applicable zoning to prohibit mining activities in the municipality. In February 2018, the ATA issued a decision allowing the referendum to proceed and the referendum was originally scheduled to proceed in April 2018. Subsequently, the referendum was suspended until further notice. Sunward commenced a challenge of the ATA's decision and the proposed referendum with the applicable State Council. In October 2018, Sunward was notified that the State Council had declared the February 2018 decision of the ATA regarding the referendum null and void and had ordered the ATA to consider Sunward's arguments and to issue a new ruling on the matter within 15 days. In November 2018, ATA decided to maintain its ruling approving the referendum, and held that the referendum could be scheduled. The Ministry of Mines of Colombia commenced a challenge of ATA's decision in November 2018 before the State Council. In January 2019, the State Council declared ATA's November 2018 decision to be null and void, and ordered ATA to consider the Constitutional Court's Unified Sentence SU095, which declares that the act of municipalities prohibiting mining through popular consultations is unconstitutional. The Constitutional Court's decision obliges other courts and authorities, including the municipality of Titiribi, to uphold its declaration.

As previously disclosed by GoldMining, in May 2021, the Municipal Council issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. GoldMining has disclosed that it believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, GoldMining has disclosed that it plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While GoldMining believes that it will be successful based on the advice of its local counsel and past precedent, it has disclosed that there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings generally.

History

Muriel Mining S.A. ("Muriel") initiated work in 1992, focusing upon the Otra Mina, Cateadores, Chisperos, Muriel, and Cerro Vetas areas of the Titiribi District. Numerous adits were re-opened, cleaned, advanced, and sampled. Muriel entered into two joint ventures; first with a junior company, ACE of Vancouver, British Columbia, and then with Gold Fields.

ACE started a large-scale soil sampling program of the project area on lines spaced 400 m apart. The result of this effort, utilizing multi-element geochemistry, was the outlining of several anomalies. "Ground-truthing" via geologic mapping led to the interpretation that some anomalies were related to porphyry systems. ACE also conducted the first ground-based magnetic and Induced Polarization/Resistivity surveys across the original wide-spaced soil lines. Although ACE defaulted on its option, its efforts defined several initial targets.

Gold Fields continued the exploration efforts started by ACE and focused on the porphyry-style targets. In 1998, Gold Fields completed a detailed 80-m spaced soil and geophysical survey resulting in better definition of the Cerro Vetas porphyry target. Outcrop is minimal and is generally confined to drainages, ridge tops, and road cuts. Soil sampling is useful but is less than optimal due to "soil creep". Trenching is banned in the area. Targets are thus defined by a combination of geophysics, soil sampling, and geologic mapping. In 1998, Gold Fields started a 2,500-m diamond-drilling program centered in the Cerro Vetas target area. Drilling was designed to test the induced polarization chargeability anomalies associated with pyrite-gold mineralization interpreted to rim the postulated porphyry intrusive body. Drill hole DDT5 was the first hole to intersect weak porphyry-style mineralization.

Gold Fields subsequently drilled four additional holes on the northern margin of the porphyry intrusive and two other holes were drilled to the west, testing a coincident soil anomaly and strong magnetic high. Based upon their drilling, they interpreted Cerro Vetas as a multi-phase, monzonitic porphyry intrusive with a pro-grade potassic core overprinted by retrograde argillic alteration.

Gold Fields then opted out of the joint venture. In 2006, Gold Plata Mining (formerly Muriel) entered into a joint venture with DBGF. This joint venture drilled an additional 16 drill holes; 13 into the Chisperos target and 3 holes into Cerro Vetas. In 2008, DBGF vended its right in the Titiribi Project to WKR. Exploration by WKR included the acquisition and review of LandSat imagery culminating in the delineation of over 30 targets in the concessions. They collaborated with AGA Colombia to fly a geophysical survey over the project area and undertook soil sampling at the Candela prospect, diamond drilling at Cerro Vetas, and diamond drilling (3 holes) at Candela resulting in the discovery of gold mineralization. In 2009, WKR relinquished the Titiribi Project and Gold Plata Mining entered into an acquisition agreement on the project with Sunward.

Through February 2013, 270 diamond drill holes, totaling 144,778 m, were drilled at the Titiribi Project with 184 diamond drill holes, totaling 106,250 m, at Cerro Vetas, NW Breccia, and Chisperos. At the peripheral targets at Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita, 86 holes, totaling 38,528 m of core, have been drilled. The 16 holes drilled in 1998 by Gold Fields have not been used in the resource estimation, nor have been counted toward the total of the 270 diamond drill holes.

Sunward did not undertake any additional drilling between February 2013 and its sale to Trilogy Metals in June 2015. Similarly, Trilogy Metals did not undertake any exploration drilling within the Titiribi Project since June 2015. GoldMining acquired the Titiribi Project on September 1, 2016.

Geological Setting, Mineralization and Deposit Types

The Titiribi Project is located on the northwest margin of the Central Cordillera of Colombia. The Central Cordillera consists of Palaeozoic-age rocks within a metamorphic belt, intruded by numerous Mesozoic batholiths and stocks. The area is bounded in the west by the major scale Romeral Fault.

The Titiribi Project region is overlain by Oligocene siliciclastic sedimentary sequences. In the late Miocene, the area was intruded by a series of mineralized and altered stocks, dikes, and sills. A series of dacitic-andesitic dikes, epiclastic tuffs and ashes are found at the top of this sequence.

The local geology is dominated by multiple Miocene intrusives of the Cerro Vetas porphyry system. The intrusive rocks are generally locally porphyritic diorite and monzonite. This porphyry complex intrudes basal meta-sediments, basement mafic volcanic, and schistose units, older Amaga granodiorite, intrusive and diatreme breccia, the lower member of the Amaga Formation, and the volcano-sedimentary rocks of the Combia Formation.

The local detailed geology, particularly the basement stratigraphy and structure, is very complex as there are few recognizable marker horizons; the units have been tectonically displaced by multiple large shear and fault zones, which themselves have been intruded by younger magmas.

There are three principal intrusive rocks found in the project area: pre-mineral Amaga granodiorite stock, synmineral Cerro Vetas diorite porphyry and post-mineral andesite porphyry. The gold-copper mineralized Cerro Vetas diorite porphyry stock ranges in composition from diorite to quartz diorite to monzonite and contains biotite, hornblende, feldspars, and quartz. Locally, it is enriched in magnetite. It has intruded along the northwest-southeast trending Cauca-Romeral fault but the main intrusive bodies are aligned in a northeast-southwest direction paralleling several faults and tensional structures developed within the Cauca-Romeral fault zone.

The Titiribi Project contains several separate mineralized areas, and although all appear related to a large Miocene gold-copper porphyry system, each is spatially related to a separate intrusive center. The Titiribi Project contains one bulk tonnage gold-copper porphyry system consisting of the Cerro Vetas, NW Breccia, and Chisperos zones and several separate porphyry-style occurrences. The Cerro Vetas, NW Breccia, and Chisperos complex include multiple gold-copper-bearing intrusive centers surrounded by contact aureoles hosting gold-dominant mineralization. Cerro Vetas is a bulk-tonnage gold and copper deposit with most mineralization directly related to the Cerro Vetas diorite porphyry, related breccias, and its immediate contact aureole. Gold-dominant mineralization occurs in the NW Breccia, northwest of the main Cerro Vetas porphyry. At Chisperos, higher-temperature gold-copper mineralization is hosted in and adjacent to diorite dikes and is structurally and stratigraphically controlled, gold-dominant low-temperature epithermal vein mineralization, surrounded by thick intervals of lower-grade sediment-volcanic hosted mineralization.

The Cerro Vetas-NW Breccia-Chisperos system hosts NI 43-101 guideline-compliant resources. Most of the nearby exploration prospects have intersected copper and gold mineralization but the data is currently insufficient to estimate resources. The Maria Jo occurrence is adjacent to the Cerro Vetas and Chisperos zones and hosts zones of copper-dominant and gold-copper mineralization. Junta hosts near-surface supergene enriched mineralization in a stock-like porphyry intrusive and in structurally controlled breccia. Candela hosts thick zones of promising mineralized hornfels and diorite porphyry and Porvenir has encountered encouraging mineralization. Margarita and Rosa are still in early stages of exploration and the very limited drilling campaign has failed to encounter any significant mineralization.

Exploration

The Company has not conducted any exploration on the Titiribi Project since its acquisition.

GoldMining intends to maintain the Titiribi Project in good standing. The Company had previously proposed a work program including a 3,200 metre drill program to be completed in 2021, but it is currently under application for deferral until 2022 as a result of restrictions due to COVID-19 as well as recent proceedings of the local municipality described in further detail below. It further disclosed that if the deferral is not granted, GoldMining will need to submit a new two year exploration program in 2022 to keep the project in good standing.

Drilling

Through February 2013, 270 diamond drill holes totaling 144,778 m were drilled at the Titiribi Project, including 184 diamond drill holes, totaling 106,250 m at Cerro Vetas, NW Breccia, and Chisperos. At the peripheral targets at Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita, 86 holes, totaling 38,528 m of core, have been drilled. The 16 holes drilled in 1998 by Gold Fields were not used in the resource estimation but are counted in the total of 270 diamond drill holes. Since February 2013, no new drilling has been undertaken at the Titiribi Project. A summary of the diamond drilling conducted on the Titiribi Project is illustrated in Table B-1 below.

Table B-1 Summary of All Titiribi Project Drilling
Project	Years	Number of Drill Holes	Total Metres
Gold Fields (DDT1 – DDT 16)	1998	16	3,057.11
Cerro Vetas (CV001-CV003)	2007	3	1,547.35
Cerro Vetas (CV004-CV017)	2008	14	5,430.75
Cerro Vetas (Sunward) (CV017E-CV044)	2010 – July 2011	29	23,525.70
Cerro Vetas (Sunward) (CV045-CV073)	July 2011 – February 2012	29	22,428.10
Cerro Vetas (Sunward) (CV074-CV102)	February 2012 – February 2013	31	21,727.00
Chisperos (TR1-TR13)	2006 – 2007	13	3,110.80
Chisperos (Sunward) (CP001-CP013)	2010	14	5,694.66
Chisperos (Sunward) (VR001-VR008)	2010	8	4,945.84
Chisperos (Sunward) (CP014-CP027)	November 2011 – March 5, 2012	14	7,282.10
Chisperos (Sunward) (CP028-CP040)	March 5, 2012 – February 2013	13	7,480.25
Candela (CA001-CA003)	2008	3	750.00
Candela (Sunward) (CA004-CA014)	2011 – February 2012	11	6,431.75
Candela (Sunward) (CA028-CA040)	February 2012 – February 2013	7	1,620.50
Junta (Sunward) (JT001-JT011)	2012 – January 2012	11	6,551.65
Junta (Sunward) (JT-012-JT025)	January 2012 – February 2013	14	7,073.50
Porvenir (Sunward) (PR001-PR013)	2011 – January 2012	16	7,413.85
Porvenir (Sunward) (PR014-PR019)	January 2012 – February 2013	9	2,518.50
Rosa (Sunward) (RO001-RO002)	January 2012 – February 2013	2	552.10
Margarita (Sunward) (MG001-MG004)	January 2012 – February 2013	4	1,252.40
Maria Jo (Sunward) (MJ001-MJ009)	January 2012 – February 2013	9	4,364.20
Total		270	144,788.51

In 1998, Gold Fields started a 3,057 m drilling program focused on testing induced polarization chargeability targets interpreted to rim a postulated porphyry intrusive body. Drill hole DDT5 was the first hole to intersect weak porphyry-style mineralization. Gold Fields' last four holes were collared to test the northern margin of the porphyry intrusion and two other holes were drilled to test a coincident soil anomaly and magnetic high to the west. Based on their drilling, Gold Fields interpreted the Cerro Vetas prospect as a multi-phase, potassically altered monzonitic porphyry intrusion overprinted by argillic alteration. Gold Fields opted out of the joint venture after this program and Gold Plata Mining entered into a joint venture with DBGF in 2006.

The Gold Plata Mining-Debeira joint venture completed a 16-hole program with 13 holes testing the Chisperos target and 3 holes at Cerro Vetas. DBGF vended its rights in the joint venture to WKR in 2008. Their exploration program consisted of a review of Landsat imagery, airborne geophysics across the property, soil sampling at the Candella prospect and diamond drilling at Cerro Vetas and Candela. In 2009, WKR relinquished the project and Gold Plata Mining entered into an acquisition agreement with Sunward.

Sunward completed an aggressive exploration program from 2009 up until February 2013 during which period they completed 124,722 m of diamond drilling in 237 holes. Of this amount, 106,250 m (184 holes) were completed at Cerro Vetas, NW Breccia and Chisperos and the remaining metreage (38,528 m in 86 holes) were completed at Junta, Porvenir, Candela, Maria Jo, Rosa and Margarita prospects. During this period, several independent resource estimates were commissioned by Sunward, which outlined a large, low-grade gold-copper resource at Cerro Vetas, NW Breccia and Chisperos. In addition, gold-copper mineralization was intersected at the other prospects, however insufficient drilling has been completed at this time to outline a Mineral Resource.

Since February 2013, no additional drilling has taken place on the Titiribi Project.

Sampling and Analysis and Data Verification

All samples used for resource estimations for the Titiribi Project were from diamond drill core and all cores were assayed. Samples are generally 1.5 m to 2 m in length. The maximum sample length is 2 m. Samples may deviate from the 2 m standard, if there is a change in lithology. Sunward placed a small sticker for the start and finish of each interval to be sawn. One half of the core was sent off for assay and the other half of the core was retained for future reference. On average, the assay split weighed between 3 kilograms and 7 kilograms. Samples were placed in bags printed with the sample numbers and a ticket with the sample number was placed inside the bag. The sample was weighed, recorded, and placed in a transport bag. The samples were secured until delivered to the sample preparation facility in Medellin.

For all labs, the Sunward procedure called for crushing the 1/2 core sawn sample to 80% minus 10 mesh. Through a riffle splitter, a 50-50 split is obtained with one-half returned to Sunward as a coarse reject. About 250 grams are split out and pulverized to 80% to 85% minus 150 mesh. Typically, a one-assay tonne sample is used for the assay samples and the remainder of the pulp is returned to Sunward. For some laboratories, an 800-gram sample is pulped, allowing for metallic screen assays to be performed.

QA/QC measures used included utilizing blanks, standards re-run assays and duplicate core splits. Field blanks were comprised of cuts of barren granodiorite from a dimension stone cutting company based in Medellin. International certified standards were purchased from several reference material companies. Twenty-eight different certified gold standards and eleven certified copper standards were utilized by Sunward during their exploration drilling campaigns. Blanks and certified standards were inserted into the sample stream on a regular basis. During the 2012-2013 drilling campaign, a blank and a standard were inserted into the sample stream every 18th core sample. Results for the blank and standard samples were checked for deviation from expected values. Additionally, a duplicate split consisting of a quarter core was also collected on a less regular basis.

All samples were under the control of Sunward's technical personnel from the time holes are cored until samples are received in Medellin for sample preparation. A number of laboratories have been used for analysis, which were independent of Sunward and the Company.

Mineral Processing and Metallurgical Testing

Metallurgical test work was completed from 2011 through early 2012. No new metallurgical testing has been undertaken since 2012.

In 2011, Sunward engaged Tetra Tech Inc. to carry out preliminary metallurgical investigations on mineralized samples from the Titiribi Project. They contracted Resource Development Inc. of Golden, Colorado and for the Phase II program, four samples of 75 kilograms were investigated. The principal results disclosed by the Company were:

1) For all four samples tested, a significant proportion of the gold could be upgraded by gravity;

2) The samples were all non-refractory and cyanidation of the head samples, or the gravity or flotation concentrates, successfully recovered gold; and

3) Flotation of the Cerro Vetas sample produced a saleable copper concentrate with high gold and copper recoveries.

In 2012, TJ Metallurgical Services was asked by Sunward to develop a suitable test work program that would identify an optimized process flow sheet and determine the key metallurgical design parameters. The UK laboratory of Wardell Armstrong International ("WAI") was selected and 3 samples weighing 270 kilograms to 300 kilograms from Cerro Vetas, NW Breccia, and Chisperos were sent to the Cornwall laboratory. The work carried out covered:

●	Extensive Head Sample Investigations. XRD, ICP, Abrasion Indices and Bond Work Index determinations;

●

Knelson Gravity Test Work. Three 50 kilogram samples were dispatched to FLSmidth-Knelson for Gravity Recoverable Gold (GRG) testwork and a determination of the gold that could be recovered to a final product;

●

Gold Deportment Investigations on Gravity and Flotation Concentrates. This included Diagnostic Leach testwork, Qemscan, and SEM investigations to determine the gold association and to plan the subsequent metallurgical test work;

●	Flotation Testwork. Reagent and flotation optimisation for all three samples tested. Cleaner test work with optimised flotation reagent regime;

●	Locked Cycle Flotation Testwork. Nine tests were carried out in total with six being carried out on Cerro Vetas to maximise the Au and Cu recovery to a copper flotation concentrate;

●	Cyanidation Testwork. Pyrite flotation concentrates were produced from all three samples and the Au recovered by cyanidation;

●	Detailed Cyanidation Testwork. A large bulk pyrite concentrate was produced from NW Breccia and a six-test cyanidation testwork programme was carried out; and

●

Environmental Testwork. TCLP leach tests, ABA investigations and NAP/NAG tests were carried out on the flotation tailings. An Inco-type cyanide detox test was also carried on the NW Breccia cyanide leach tailings.

The metallurgical work was reported by WAI in the report 'Stage III Metallurgical Testing on Samples of Gold and Copper Mineralization' ZT64-0386, May 2013. The principal results obtained were:

●

Gold Deportment. For all samples, around 10%-12% was recoverable to a gravity concentrate. The gold was not liberated and was generally locked with sulphides but was amenable to cyanidation. For Cerro Vetas, 57% was recoverable to a copper concentrate and 13% to a pyrite concentrate. For NW Breccia and Chisperos, the majority was associated with pyrite and was also amenable to cyanidation;

●

Knelson GRG Tests. Samples of Cerro Vetas and NW Breccia were sent for testwork at FLS-Knelson. FLS reported that for Cerro Vetas and NW Breccia there was a significant GRG (Gravity Recoverable Gold) element in both samples of 39.8% and 64.8% respectively. More importantly, they stated that the introduction of a Knelson circuit and a cyanidation circuit would lead to an additional Au recovery of 1.2%-1.8% and 4.0%-5.6% for Cerro Vetas and NW Breccia, respectively. Chisperos was not tested; and

●

Locked Cycle Flotation Testwork. These tests replicate plant practice by recirculating intermediate streams and give the best indication of the grades and recoveries that can be achieved in an operating flotation plant. Using the optimized collector MX-5125 with other collectors in combination, the following results were obtained for Cerro Vetas.

Table B-2 Cerro Vetas Locked Cycle Flotation Tests
Test No.	Cu Con Grades		Cu Con Rec (%)			Pyrite Con
	Cu	Au	Wt%	Cu	Au	Wt%	Au gpt	Au Rec
LCT1	15.7	30.3	1.25	86.9	69.5	0.35	5.5	3.5
LCT2	24.4	50.0	0.76	86.7	76.5	0.70	3.0	4.2
LCT3	18.8	34.4	1.24	90.3	76.7	0.80	5.1	7.3
LCT4	21.7	41.8	1.02	90.1	78.4	0.63	5.5	6.4
LCT1 (blend)	19.5	39.1	0.95	88.6	69.1	0.96	3.8	6.9
LCT2 (blend)	16.7	30.3	1.17	90.2	65.2	1.03	3.9	7.4

LCT3 reported the best results and LCT4 was a repeat with the same conditions. Very similar results were reported. The LC tests indicate that a saleable copper concentrate can be produced with a copper recovery of 90% and a gold recovery of 77%. The flotation of a pyrite concentrate recovers a further 6% gold.

The two Locked Cycle blend tests are on a feed composite of Cerro Vetas and NW Breccia in a blend of 9:1.

Two Locked Cycle tests were carried out on a sample of NW Breccia and one Locked Cycle test on Chisperos.

Table B-3 NW Breccia and Chisperos Locked Cycle Flotation Tests
Test No.	Pyrite Con Grades		Pyrite Con Recoveries
	%S	Au gpt	Wt%	%S	%Au
NW Breccia:
LC1	44.5	12.4	3.7	59.9	85.3
LC2	39.8	6.1	6.4	93.2	90.1
Bulk Float	39.1	11.2	6.4	94.5	95.7
Chisperos:
LCT1	50.3	12.3	5.0	92.6	92.9

The NW Breccia 'Bulk Float' test was a test on a 20 kilogram feed sample to generate a 1.25 kilogram pyrite flotation concentrate for a cyanidation testwork program. The results indicate that over 90% of the gold can be recovered to a pyrite flotation concentrate for both NW Breccia and Chisperos.

●

Pyrite Concentrate Cyanidation Testwork. The six-test optimization program showed that it was not necessary to regrind the pyrite flotation concentrate to achieve high gold recoveries and an average gold recovery of 91.7% with a cyanide consumption of 5.2 kg/t was achieved.

●	Environmental Testwork. The environmental characterization tests did not report any issues with regard to acid generation.

The WAI testwork identified the following process flow route to treat a Cerro Vetas ROM ore or a blend of Cerro Vetas with a minor proportion of NW Breccia:

●	Comminution circuit to produce a flotation feed with a P80 of 90 microns;

●	Knelson circuit within the comminution circuit to recover a gravity concentrate;

●	Copper flotation circuit to produce a copper concentrate as filtercake;

●	Pyrite flotation circuit; and

●	Small cyanidation circuit to treat the Knelson gravity concentrate and the pyrite flotation concentrate and produce Au/Ag doré.

From a series of Locked Cycle flotation and detailed cyanidation tests, the WAI testwork program has identified the likely copper and gold recoveries that could be achieved from a standard two-circuit flotation plant with a small cyanidation circuit.

Mineral Resource Estimate

The following table sets forth the Mineral Resource estimate set forth in the Titiribi Technical Report, with an effective date of June 14, 2021.

Deposit			Grade			Contained Metal
	Cut-off	Tonnes	Gold	Copper	Gold Eq	Gold	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(%)	(g/t)	(Moz)	(Mlbs)	(Moz)
Measured Resources
Cerro Vetas	0.30	85.00	0.39	0.15	0.62	1.06	285.60	1.69
Indicated Resources
Cerro Vetas	0.30	254.40	0.35	0.14	0.56	2.86	775.70	4.57
Chisperos	0.30	60.40	0.48	-	0.48	0.94	-	0.94
NW Breccia	0.30	34.80	0.61	-	0.61	0.69	-	0.69
Total Measured & Indicated		434.60	0.40	0.11	0.56	5.54	1,061.20	7.88
Inferred Resources
Cerro Vetas	0.30	124.90	0.31	0.08	0.42	1.23	212.60	1.69
Chisperos	0.30	44.20	0.45	-	0.45	0.64	-	0.64
NW Breccia	0.30	72.80	0.55	-	0.55	1.29	-	1.29
Total Inferred		241.90	0.41	0.04	0.47	3.16	212.60	3.62

Notes:

1.	Metallurgical recoveries are: 83% for Au, 90% for Cu.
2.	The Au Equivalent equations are: AuEq(oz) = Au(oz) + Cu(lbs)*0.0022026
3.	The specific gravity for each lithological domain ranges from 2.76 to 2.99 g/cm3 based on over 7,000 drill core specific gravity measurements.
4.	Cut-off for Cerro Vetas is g/t gold equivalent; Chisperos and NW Breccia cut-offs are g/t Au.
5.	Numbers may not add due to rounding.

GoldMining disclosed that the estimate above utilized a 0.30 g/t gold equivalent cut-off grade for near-surface mineralization. The estimate was pit constrained to establish reasonable prospects of economic extraction with an optimized pit shell using maximum pit slopes of 50°. Cut-off grades were established by using an assumed US$1,600/oz gold price and copper price of US$3.25/pound copper; average metallurgical recoveries of 83% for gold and 90% for copper; average mining costs of US$1.60/tonne waste and, US$1.70/tonne ore; and average processing and general and administrative costs of US$6.80/tonne processed. Ordinary kriging was used to estimate gold and copper into blocks measuring 5 x 5 x 5 metres in dimension. Copper is included in the block models and MRE for Cerro Vetas, and although present at Chisperos and NW Breccia, it was not included in the resource estimate or cut-off grade estimations for these deposits.

La Mina Project

The following information is condensed and extracted from the technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment, GoldMining Inc., La Mina Project, Antioquia, Republic of Colombia", published February 25, 2022 and dated effective January 12, 2022 (the "La Mina Technical Report"), prepared by Scott E. Wilson, C.P.G., SME-RM, and Michael Cole, SME-RM, of Metal Mining Consultants Inc., Mauricio Castañeda, MAIG, and Paul Hosford, P.Eng. of PMet Services. Each of Scott E. Wilson, Michael Cole, Mauricio Castañeda and Paul Hosford is a Qualified Person and is independent of the Company.

Property, Description, Location and Access

The La Mina Project is a gold-copper exploration project located in Antioquia Department, Colombia. A total of seven prospects have been identified to date, including the La Cantera, Middle Zone and La Garrucha and El Limon, and a total of 106 diamond drill holes, totaling 36,816 m, have been drilled. The Company acquired a 100% interest in the La Mina Project through a plan of arrangement between the Company and Bellhaven Copper & Gold Inc. ("Bellhaven"), completed on May 30, 2017.

The La Garrucha concession is subject to a surface rights lease agreement and an option agreement. Pursuant to the surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017 and November 5, 2018, GoldMining can lease the surface rights over La Garrucha by making the following payments: US$75,000 in May 2017 (paid); US$75,000 in November 2017 (paid); US$75,000 in May 2018 (paid); US$75,000 in November 2018 (paid); US$25,000 in June 2019 (paid); US$25,000 in December 2019 (paid); US$25,000 in June 2020 (deferred to October 2020; paid); US$25,000 in December 2020 (paid); US$25,000 in June 2021(paid); US$25,000 in December 2021 (paid); US$25,000 in June 2022; and US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

The La Mina Project area is surrounded by gravel roads which connect a rural farm population to various nearby population centers, including Medellin, which is a large cosmopolitan city. Various small towns, including Bolombolo and La Pintada are located within a two-hour drive of the project area.

The La Mina Project is accessible by a paved highway 30 km southwest of Medellin to the junction with a gravel road that leads 11 km to the property. Total travel time by road from Medellin is approximately 2.0 to 2.5 hours depending on road conditions and traffic around Medellin.

The La Mina Project consists of two properties: (i) the 1,793 hectare La Mina Colombian mineral exploration licence identified as Exploration Licence L5263005 (the "5263 Concession"); and (ii) the 1,415 hectare La Garrucha earn-in agreement licence with Exploration Licence HHMM04 (the "6355B Concession", and together with the 5263 Concession, the "Concessions"). The Company owns 100% of the La Mina Project, subject to a 2% NSR royalty owned by GRC.

The Concessions are located near Medellin in the Department of Antioquia, Colombia approximately 500 km northwest of Colombia's federal capital of Bogota. This region has a long history of gold mining extending back several centuries. Now several parts of Antioquia are among the most active gold exploration regions in Colombia.

The closest settlement, La Mina, lies immediately adjacent to the La Mina Project. The larger town of Venecia, approximately 11 km from the project, provides a source of supplies and logistical support for the project, rural farming activities, and several small underground coal-mining operations in the near area.

Exploration license No. 5263 (La Mina concession) was granted by the Instituto Colombiano de Geologia y Minera (“INGEOMINAS”) to Alejandro Montoya-Palacios (“Montoya”) in early 2000 as an Exploration Concession under the mining code of the country which grants the operator the right to explore over a three-year renewable period under certain conditions for an additional two years including submission of a work plan known as a “Plan de Trabajo de Inversión”, or PTI. This was turned into a concession contract on August 5, 2020. GoldMining's indirect Colombian subsidiary, Bellhaven Exploraciones (formerly Aurum Exploration Inc. Colombia) signed an option agreement with Mr. Montoya to initially acquire 80% of the concession. The property was held jointly by both parties through Mina Fredonia S.A.S. (“Fredonia”) with GoldMining currently indirectly owning 100% of the La Mina concession.

The 6355B Concession, now owned by Bellhaven but originally owned by AGA Colombia, was optioned by Bellhaven in 2013 to explore an Au-Cu porphyry deposit indicated by the surface and drilling exploration in 2011 and 2012 respectively. This contract was renegotiated on March 7, 2015. As a result, Bellhaven owns the 6355B Concession. Bellhaven will pay AGA Colombia US$1 per reserve ounce declared in a bankable feasibility study, or present at the start of mining construction, whichever comes first.

Bellhaven signed an additional agreement with B2Gold Corp. ("B2Gold") regarding purchase of the surface rights over 60 ha around the exploration camp site and immediate project area; this allowed Aurum Exploration Inc. Colombia to acquire these surface rights for a total of US$470,000 over a 3-year period.

During 2012, Bellhaven also acquired additional surface rights over the El Limon target. In April 2012, Bellhaven contracted with a private vendor for the purchase of a 100% interest in a surface property encompassing 9.75 ha to the north of the Middle Zone. The property acquisition closed in the third quarter of 2012 for a total purchase price of US$15,315 in cash.

While the Company owns a considerable area of surface rights over the La Cantera and Middle Zone deposits, it has also secured surface access agreements with other property owners in the La Garrucha area of planned exploration and drilling. Additional surface rights may be necessary for the establishment of a commercial mining project.

The La Mina Project area is surrounded by gravel roads which connect a rural farm population to various nearby population centers, including Medellin, which is a large cosmopolitan city. Various small towns, including Bolombolo and La Pintada are located within a two-hour drive of the project area.

History

The Antioquia district of Colombia where the La Mina Project is located has been a source of gold mining that dates back several centuries to pre-Colombian times. Small-scale artisanal mining, some from hardrock sources and some from alluvial deposits, were common throughout the district and so "barequero" prospectors were likely active throughout the Central Cordillera district on either flank of the River Cauca.

The general area around the La Mina Project was noted in early regional survey work by the Colombian mines department, INGEOMINAS, and this led to the staking of ground by the original owner, Montoya in 2000.

Historical research has revealed local knowledge of several adits that targeted gold in the vicinity of the Middle Zone prospect. At one point, these mines were reportedly managed by a small-scale mining company from England. Artisanal miners exploited several streams originating from the resource areas in the past, a very small number of which are still active today. No records of production are known to exist, though different sources corroborate that mining activity dates back to at least the 1920s. The amount of artisanal mining production is believed to be very small.

In the early 2000s, AngloGold Ashanti ("AGA") carried out broad-scale geochemical and other exploration programs throughout this district of Colombia and was responsible for the initial discovery of copper-gold mineralization on surface at the La Cantera outcrop. In 2006, AGA drilled six holes into the La Cantera target, four of which successfully intercepted the gold-copper porphyry stock with mineralized intercepts of 50 to 100 m.

In 2007, AGA formed the joint venture company, Avasca Ventures Ltd. ("Avasca") with Bema Gold Corporation (subsequently transferred to B2Gold) who continued with further surface geochemistry and geophysics north and south from the La Cantera discovery, as well as further west over a prominent North-South trending magnetic ridge feature identified from aerial geophysics flown by Avasca in 2007.

The early exploration work at La Mina by AGA beginning in 2002 and later in 2005-2008 by Avasca focused on the principal La Cantera Zone. These programs consisted of:

●	regional mapping: 1:20,000 scale;
●	property-scale geological mapping: 1:10,000 scale;
●	geochemical sampling, soils and rock;
●	trenching;
●	geophysical surveys: aerial magnetic and radiometrics;
●	drilling: six core holes totaling 1,453 m (mid-2006);
●	a regional airborne magnetic/radiometric survey, which was completed at the end of 2007, over the property and neighboring ground; and
●	additional auger soil and rock geochemical sampling programs over the anomalies in early 2008.

Various sampling methods have been used to explore the La Mina Project, as follows:

●	regional-scale soil and rock/trench sampling carried out by AGA in 2002 which led to the discovery of the porphyry mineralization at the La Cantera zone; and
●

in 2007/2008, additional soil sampling was completed by Avasca over the aeromagnetic anomalies identified from their aerial geophysics (2007). This soil sampling was completed on an irregular grid, widely spaced over the entire 1,794 hectare property area (123 samples), but principally focused on the area around the La Cantera prospect and immediate vicinity (~1 km by 1 km). A later rock sampling program in 2008 collected 857 samples on a 100 m standard grid and focused on La Cantera and some nearby magnetic anomalies.

Six AGA drill holes were completed in and around the La Mina porphyry (later re-named the La Cantera Stock), with Holes 2 and 5 yielding 90 m plus intercepts of greater than 1.0 g/t Au and good copper grades at shallow depths. Drill Holes 4 and 6 also contained significant values located near the surface; however, Holes 1 and 3 were drilled off target to the west and did not encounter any mineralization of interest.

Table C-1 AGA Drill Results
Drill Hole	Dip	Total Depth	Specific Intercepts
Name	Degree	m	Thickness (m)	Au g/t/Cu%
LM-01	-60.5	258	No Significant Intercepts
LM-02	-58.5	189	152	0.82/0.26
LM-03	-60.5	201	No Significant Intercepts
LM-04	-60	250	106	0.32/0.21
LM-05	-60	252	106	1.11/0.40
LM-06	-60	304	122	0.40/0.24

Geological Setting, Mineralization and Deposit Types

The La Mina Project is located along the eastern margin of the western Cordillera in the Andean System. The La Mina region lies within the Romeral terrane, an oceanic mélange comprised of metamorphosed mafic to ultramafic complexes, ophiolitie sequences, and oceanic sedimentary rocks of probable Late Jurassic to Early Cretaceous age. This terrane was accreted to the continental margin along the Romeral Fault, which lies east of the River Cauca, in the Aptian (125 to 110 Ma). Movement on the Romeral Fault was dextral indicating that terrane accretion was highly oblique from the southwest. The Romeral Fault zone is marked by dismembered ophiolitic rocks, including glaucophane schist, in a tectonic mélange and is interpreted as a terrane suture marking an old subduction zone. The resulting suture zone and mélange-related rocks can be traced for over 1,000 km along the northern Andes. The Romeral terrane is bounded on the west side by the Cauca Fault. Further west, additional oceanic and island arc terranes were subsequently accreted to the Western Cordillera in the Paleogene and Neogene periods, culminating in the on-going collision of the Choco (or Panamá) arc since the late Miocene. This reactivated the Cauca and Romeral faults with left lateral and reverse. The original structure of the Romeral fault system has been modified by various post-Romeral tectonic events.

Following accretion, the Romeral terrane was overlain unconformably by siliciclastic, continentally derived sediments of the Oligocene to Lower Miocene Amagá Formation. The Amagá Formation, comprises basal conglomerates, sandstones, siltstones, shales, and local coal seams. These sedimentary rocks are overlain by a thick sequence of volcanic and sedimentary rocks of the Late Miocene Combia Formation. The Combia Formation is divided into a Lower Member of basalt and andesite lava flows, agglomerates, and tuffs, and an Upper Member of conglomerates, sandstones, and crystal and lithic tuffs. The Combia Formation volcanic rocks were associated with at least one Middle to Late Miocene volcanic arc emplaced into the Romeral terrane basement rocks during this time period. Also associated with latest stages of arc formation was the syntectonic emplacement of a series of shallow-level intrusive rocks, including poly-phase hypabyssal stocks, dikes and sills of dioritic, granodioritic, and monzonitic composition. These intrusive rocks cut all of the aforementioned sedimentary and volcanic units of the Amaga and Combia Formations. K-Ar whole-rock ages for the intrusive rocks range from 8 to 6 Ma. The Combia Formation and accompanying hypabyssal intrusive rocks are well represented along a 100-km by 20-km north-south trending belt extending from Anserma in the south to Jerico, Fredonia and Titiribi, located to the north of the La Mina Project.

Following the early accretionary events, the region was subjected to compressional deformation during the Early-Middle Miocene and Middle-Late Miocene. In both cases the deformation was related to additional accretionary tectonic events taking place to the west along the active Pacific margin. The structural architecture of the Romeral fault and mélange system is essentially that of a 10+ km wide series of north-south striking, vertically dipping, and dextral transcurrent faults. Virtually all lithologic contacts within the Romeral basement rocks are structural in nature and are characterized by abundant shearing, mylonitization, and the formation of clay-rich fault gouge. Structural reactivation during the Miocene resulted in orthogonal compression accompanied by mostly west-directed (back) thrusting and high angle reverse fault development in the basement rocks. The Amaga Formation was deformed primarily into generally open, upright folds; local tilting and near isoclinal folds were associated with the west-directed thrust faults. The Combia Formation records both tilting and open folding. Both the Amaga and Combia Formations exhibit moderate to strong diapiric doming where affected by the emplacement of the Miocene suite of intrusive rocks. North-south, northeast-southwest, northwest-southeast and east-west striking conjugate shearing and dilational fracturing affect all of the above geologic units.

The La Mina Project lies within the Middle Cauca Belt of Miocene-age volcano-plutonic rocks of central Colombia. This belt hosts several significant porphyry gold or copper-gold disseminated deposits such as La Colosa, Titiribi, Quebradona, and Quinchia, as well as large epithermal gold districts such as Marmato.

The immediate area around the La Mina Project is underlain by country rocks consisting of a series of basaltic volcanic rocks (Barroso Formation – oceanic tholeiitic basalts, dolerites, tuffs, etc), sedimentary rocks of the Amagá Formation, and an upper Combia Formation of basalts and andesitic basalts interlayered with volcaniclastic rocks and coarse-grained sedimentary rocks (conglomerates, arenites).

At the project scale, the key host rocks for the porphyry-related gold, copper, and silver mineralization are the intermediate composition volcanic rocks of the Combia Formation and the sub-volcanic breccias and related shallow level porphyries which have intruded the Combia Formation. The Combia Formation developed within a Late Miocene magmatic arc that is interpreted to have included an early quiescent stage of volcanism and a later explosive event of wider extent.

Localized intrusive centers (e.g., La Cantera, Middle Zone, El Limon, and La Garrucha) comprise a series of intermediate composition porphyries and related intrusive (emplacement) breccias. The structural controls for these intrusive centers appear to have been provided by north-south, northeast-southwest and/or northwest-southeast trending, high-angle fault systems associated with the major Cauca River structure to the west of the La Mina Project.

La Cantera and Middle Zone Prospect Geology and Mineralization

La Cantera and Middle Zone constitute two of the four drill-tested mineralized porphyry intrusive and breccia bodies on the La Mina property. In both deposits, the intrusive centers are characterized by a series of porphyry stocks and related breccias that together make up porphyry copper-gold deposits. In the case of La Cantera, the core of the deposit is cut out by a late, barren porphyritic stock resulting in a "doughnut" pattern (plan view) whereby the copper and gold-bearing rocks form a concentric pattern around the late, barren porphyritic stock. In the case of the Middle Zone, the barren core is an amorphous feature that appears to have intruded preferentially along pre-existing planes of weakness. Various intrusive/breccias phases were involved in development of the porphyry deposits along with multi-phase alteration-mineralization events, as most-often expressed by pronounced densities of veinlets crosscutting the diamond drill core. Hydrothermal magnetite is an important gangue mineral associated with gold and copper, and potassic alteration is an important alteration type associated with gold and copper.

The La Cantera deposit is slightly elliptical in plan view (long axis northwest-southeast), measuring approximately 200 m by 190 m in plan view on surface with a depth extent of 350-600 m based on the results from 26 drill holes. Average grades are close to 0.9 g/t Au with 0.3% Cu and 1.7 g/t Ag.

The Middle Zone deposit lies approximately 400 m north of La Cantera, and consists of a more pronounced elliptical body in plan view (long axis northeast-southwest), which remains open at depths of over 600 m, based on the results of 54 drill holes. Faults appear to have offset the western and eastern lobes of mineralization. Faults also appear to delimit the western edge. Mineralization here is of two types. The first is characterized by a high copper-gold ratio, similar to what is observed at La Cantera. The second is characterized by high gold with relatively low copper. Overall, the grades are lower than that of La Cantera, close to 0.5 g/t Au with 0.1%-0.2% Cu, over true widths of up to 100 m.

La Garrucha Prospect Geology and Mineralization

The La Garrucha prospect was previously an exploration focus of Bellhaven at the La Mina Project and is a current exploration target for GoldMining. Routine surface mapping and sampling in 2011 indicated the presence of porphyritic intrusive rocks containing Au values up to 1.5g/t Au in outcrop. Initial diamond drilling commenced in July 2011 with six drill holes completed. The 2011 drilling indicated the presence of significant porphyry-style alteration and mineralization. A second drilling campaign of five drill holes in 2012 successfully intersected high-grade porphyry-style mineralization in hole LME-1096 and an intensely altered new (G4) porphyry, within the last ten m of drill core averaging 1.09g/t Au and 0.20% Cu. Systematic soil sampling, surface mapping, and rock-channel sampling further defined the most prospective area of porphyry mineralization to guide diamond drilling. Diamond drilling at La Garrucha resumed in May 2013 and seven holes were completed.

Porphyry-related alteration and mineralization at the La Garrucha prospect outcrops in some areas along stream beds and areas of steep topographic relief. Results from diamond drilling to date suggest that the elongated (330˚ azimuth) core of the airborne magnetic anomaly outlines the surface projection of the area containing mineralized G2 and G4 porphyries. Porphyry-related alteration and mineralization has been traced from surface to a depth of 500 m over a width of some 200 m and is open at depth.

The porphyry complex at La Garrucha consists of at least three distinct porphyry events consisting of G1, G2 and G4 and their respective intrusive and contact breccias. The earliest porphyry, G1, intruded Combia Formation volcanic rocks. G1 event breccias occur near the volcanic contact and contains clasts of volcanic rock and G1 porphyry. Local zones of G1 auto breccia occur within the G1 porphyry. G2 porphyry intrudes the G1 and G1 breccias. G1 occurs as well crystallized porphyry, dykes, auto breccia and contact breccia with G1 porphyry. The G4 porphyry is believed to be the core of the porphyry complex at La Garrucha and hosts much of the Au-Cu mineralization. Similar to G2 porphyry, G4 breccias form within and along the margins of the G4 porphyry. Core logging suggests the G2 porphyry may span the period of time from the intrusion of G1 to post G4 emplacement. Neither the G2 nor G4 porphyry appears to have come in contact with the volcanic Combia rocks.

La Garrucha appears thus far to be more structurally similar to La Cantera in that it does not appear to be broken up by cross faults like the Middle Zone. However, throughout the porphyry complex, there are numerous steep angle fault zones often exhibiting clay gouge over several metres either side of the fault. Occasionally, however, the faults exhibit intensely crushed and fractured rock rather than gouge over several metres. Faults are frequently observed along lithologic contacts particularly between porphyries and breccia. No significant fault offsets were known.

El Limon Prospect Geology and Mineralization

The El Limon complex measures approximately 800 m in diameter of a sub-circular shape in plan view. The El Limon porphyry complex partially encircles the Middle Zone to the north, west and south. Within the complex are two known mineralizing porphyry systems, the Middle Zone prospect and the El Limon prospect. Argillic and propylitic alteration assemblages occur high in the system at the El Limon prospect. A possible explosive diatreme at El Limon suggests that the El Limon prospect porphyry is situated high vertically in the porphyry system. This may account for why the El Limon prospect is weakly mineralized. It may well be that higher grades of gold and copper occur at depth where a possible potassic alteration zone occurs associated with an undiscovered porphyry stock.

Exploration

Since acquiring an option on the La Mina Project in mid-2010 and until 2016, Bellhaven had advanced exploration by conducting detailed mapping and trenching at La Cantera and Middle Zone, mapping and channel sampling at La Garrucha, mapping, rock-chip sampling and trenching throughout the project area, various ground geophysical surveys, and re-logging and re-interpretation of drill core from previous drilling campaigns. Furthermore, two airborne magnetic surveys had been flown over the La Mina Project at no cost to Bellhaven. Ground magnetic follow-up surveys of geologically favorable areas were completed in mid-2012 and an airborne ZTEM survey was flown over much of the La Mina and La Garrucha licences in late 2012. All data has been incorporated into the geophysical evaluation.

Through July 2016, Bellhaven completed a total of 106 drill holes for a total of 36,694 m. Bellhaven's drilling programs were carried out by Kluane Colombia S.A., a subsidiary of the Canadian drill contractor Kluane Drilling Ltd. and for a short period of time in 2012 by Andina de Perforaciones S.A., also based in Colombia.

Prior to initiating its drill programs in 2010, Bellhaven completed channel sampling in trenches at Middle Zone where two surface exposures returned results of 19 m grading 0.73g/t Au and 24 m grading 0.74g/t Au (0.4 g/t Au cut off) separated by a zone of 40 m of un-sampled trench.

In early 2012, a ground-based survey was conducted over the entire eastern half of La Mina. This program consisted of approximately 114 line km of magnetic surveying and was carried out by KTTM Geophysics Limited, an independent geophysical contractor based in Medellin, Colombia.

Principal observations from correlation of the 2010 ground geophysics with geochemistry and geological features were:

●

anomalously high radiometrics (potassium) likely represents K-silicate (potassic) altered rocks. The high potassium values occur over a distance of 900 m along an approximately north-south trending corridor defined by the La Cantera-Middle Zone targets. High values also occur to the north at El Limon along an approximately east-west belt that is 500 m long;

●

high-chargeability zones fringing the drilled zones at La Cantera and Middle Zone can be attributed to rocks containing high quantities (typically 5-10% of the volume) of pyrite. High-chargeability features are observed at La Cantera and Middle Zone; and

●

the La Cantera stock spatially coincides with a strong resistivity "low" whereas the Middle Zone is characterized by a weakly defined "low". Another prominent area characterized by a strong resistivity "low" occurs between the El Limon and Middle Zone targets.

Current and/or Planned Activities

On March 18, 2021, GoldMining disclosed that it was initiating a PEA for the La Mina Project, the results of which were announced on January 12, 2022. GoldMining previously disclosed a work program to include drilling a proposed 3,600 metres consisting of infill and step-out drilling southeast of gold copper mineralization identified in historic drill programs at the La Garrucha target. The Company plans to begin the proposed La Garrucha drill program in the first half of 2022 with the cost of such work expected to be approximately $1.9 million. Timing to start and complete any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors.

Drilling

Drilling programs by AGA (2005) and Bellhaven (2010-2013) used HQ, HTW, NTW and BTW core, depending on the drill hole depth, drill hole inclination, drill machine availability and ground conditions.

A total of 36,694 m has been drilled on the La Mina Project from 106 core holes that have an average depth of 346 m. This drilling is summarized in Table C-2.

Table C-2 Drilling Completed by Bellhaven at the La Mina Project
Area	Drill Holes	Metres
La Cantera	26	8,327
Middle Zone	54	18,803
El Limon	9	2,923
La Garrucha	17	6,641

All drilling on the project by Bellhaven and previous owners has been done with man-portable, diamond drill-core machines. Drill hole locations are initially located in the field with a hand-held GPS unit or a total station theodolite. Bellhaven's full-time survey crew surveyed the coordinates of the final drill hole collars using a total-station theodolite.

At the Middle Zone and La Cantera prospects drill holes have been drilled at azimuths of N45E, N45W and NS with inclinations of -55 to -90 degrees. In the case of La Cantera drilling was completed on a wide-spaced scissor pattern (50- to 100-m spacing) providing complete three-dimensional coverage of the extent of mineralization that extends to a vertical depth of some 250-500 m (around the low-grade central core).

At La Cantera drill holes were drilled at azimuths of E-W (90˚), W-E (270˚), N45E and S45W with inclinations of -50 to -78 degrees. Core recovery observed has been very good, in excess of 90%, except in some discrete fault-gouge zones of a few m in length (core length).

In the case of La Cantera, the drilling programs confirmed the ellipsoidal outline of the porphyry complex on surface (coincident with the magnetic signature), its steep vertical attitude, and the occurrence of mineralized porphyry and breccia zones draped around a central low-grade core.

At the Middle Zone, 54 holes have been drilled to date within a generally elongated zone (N45E) in plan view that is bounded on the western flank by interpreted faults. The Middle Zone remains open to the southwest, southeast, and at depth. The fault offsets and open targets on the south suggest a possible connection with La Cantera at depth.

At both La Garrucha and El Limon, insufficient drilling has been completed to date to outline the extent of the gold-copper porphyry mineralization. The drilling density is insufficient to complete a resource estimate at this time.

Sampling and Analysis and Data Verification

Samples from Bellhaven's exploration and development drilling programs were cut (using a core saw) or split (using a core splitter). The instrument used depends on the level of clay content, in which high clay samples are split to avoid core loss from the core saw's lubricating water. The cut or split samples are stored in a secure core shed on site until they are shipped to the ALS Minerals sample preparation facility in Bogota (through LMDDH-023) or Medellin (all samples from LMDDH-024 to present), Colombia. The samples are prepared at the ALS Minerals sample preparation facilities and then sent to the ALS Minerals regional analytical facility in Lima, Peru. These labs are independent of Bellhaven and the Company.

Samples for check assays are prepared at the SGS facility in Medellin, Colombia, and analyzed at the SGS laboratory in Lima, Peru. SGS is independent of Bellhaven and the Company. At the La Mina Project, a field office and employee housing complex are located within walking distance of the La Cantera and Middle Zone prospects. All core from the AGA drill program is stored on site along with all core from Bellhaven's own drilling programs. A new core shed was constructed in 2011 and has a two-tier core rack system.

The core sample procedure begins with checking of driller-placed core blocks for accuracy followed by photographs of consecutive pairs of core boxes. The core then undergoes detailed geotechnical and geological logging. Data recorded in geotechnical and geological logs are entered into the project database using a two-person parallel input protocol. Technicians identify the nominal two m sample intervals with wooden core blocks and mark the length of the core with a "cut line" to guide the core cutting. The technicians take care not to mix intervals of significantly different core recovery in the same sample, resulting in some sample intervals that are shorter than the nominal length. All core boxes (metal) are clearly tagged with hole ID and from/to information.

Core marked for sampling was cut or split by Bellhaven technicians (under geological supervision) using a standard electric masonry core saw mounted on a secure steel stand or by a manual Longyear core splitter. Standard safety equipment (hard hat, ear plugs and eye protection) are used by the core cutters and their helpers. The half-core was placed in plastic bags and tagged with a sample number marked on the outside of the bag and a corresponding sample tag inside the bag. Each bag was securely closed. The unused cut half of the core was then placed back in its correct place in the core box and stored for later reference. Blanks (5%), standards (5%-12% depending on the nature of the material), preparation duplicates (5%) and field duplicates (2%) were inserted in the sample stream during this stage.

Regular drill-core samples were collected in lots of 25 to 76 and shipped by company vehicle to ALS Minerals for preparation and analysis. Early in the drilling program samples were dispatched to the ALS Minerals preparation laboratory in Bogota. However, in early 2011 with the addition of an ALS preparation facility in Medellin, samples were dispatched directly to ALS in Medellin for preparation and then forwarded by ALS to the ALS laboratory in Lima, Peru. Beginning in early 2013 (La Garrucha drill holes LME-1100 to LME-1106) core samples were dispatched to Actlabs Colombia in Rio Negro, Colombia for preparation and analysis. As noted, several QA/QC steps were included in sample preparation. At the preparation facility each sample is coarse crushed to 70% less than two mm size. A one-kilogram split of each sample was routinely pulverized to 85% passing 75 μm. A final pulp of 250 to 300 grams is sent for analysis to the ALS Minerals laboratory in Lima.

Gold, copper, and ICP analyses at the ALS Minerals lab were carried out as follows:

●	gold: fire assay, 50/30g charge, Atomic Absorption finish;

●	over-range (>10ppm) results for gold were analyzed by Fire Assay with a Gravimetric finish; and

●	copper and other elements: 4-acid digestion and ICP-AES analysis, including Cu, Ag, Al, As, Ba, Be, Bi, Ca, Co, Cr, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

The ALS Minerals laboratory in Lima, Peru is registered to ISO 9001:2008 and has received ISO 17025:2005 accreditation for certain specific methods, such as fire assay/AA gold. It is independent of Bellhaven and GoldMining.

The Actlabs Colombia laboratory in Rio Negro, Colombia is ISO 9001 certified and independent of Bellhaven and the Company. Analytical preparation and procedures for gold fire assay and base and trace metal ICP-AES analysis is identical to that of ALS and SGS.

Check assay samples are collected in lots of varying size and shipped by company vehicle to the SGS laboratory in Medellin for preparation, then forwarded by SGS/ALS Minerals to the analytical facility in Lima, Peru. At the preparation facility, each sample was coarse crushed to 95% less than two mm size. The final sample was pulverized to 95% passing 105 μm, and approximately 250 grams was sent to the analytical lab.

Gold, copper, and ICP analyses at the SGS Lima lab were carried out as follows:

●	gold: fire assay, 30 grams charge, Atomic Absorption finish;

●	over-range (>3 g/t) results for gold were analyzed by 30 grams, Fire Assay with a Gravimetric finish; and

●	copper and other elements: 4-acid digestion and ICP-AES analysis, including Cu, Ag, Al, As, Ba, Be, Bi, Ca, Co, Cr, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

Respecting data verification, with 106 holes completed by Bellhaven and previous owners, complemented by various and extensive surface geochemistry in streams, soils, and bedrock, it was concluded that an industry-standard program of QA/QC appropriate to the early-stage of exploration has been in place for most if not all of this work.

Since taking an option on the property and until 2016, the Bellhaven sampling and assaying programs have been controlled by a systematic application of certified standards and blanks, along with Bellhaven's own field duplicate and laboratory duplicate checks. The use of an independent international preparation and assay laboratory, ALS Chemex (now ALS Minerals), adds additional assurance that assay results are representative of the mineralization encountered on the property.

As an additional verification and check on the overall level of copper-gold grades reported for the porphyry mineralization at the La Mina Project, samples from drill core representing the current drill programs were independently collected.

This verification sampling is intended only as a check of the general level of copper-gold mineralization found at La Mina, but is not intended as a comprehensive QA/QC assessment for the purposes of resource estimation.

The results of the check assays compared to the Bellhaven originals are within acceptable precision.

Mineral Processing and Metallurgical Testing

Resource Development Inc. ("RDI") was contracted to undertake a scoping level metallurgical study for La Mina porphyry gold and copper prospect in Colombia.

RDI received four composite samples for the metallurgical study. There were three samples from the La Cantera prospect consisting of average grade, low grade and high grade and one sample from the Middle Zone prospect. The samples assayed 0.306% to 0.476% Cu and 0.727 g/t to 1.454 g/t Au. Sequential copper analysis indicated that two of the four composites contained significant amounts of oxide and secondary copper.

The metallurgical test work undertaken included sample preparation and characterization, Bond's ball millwork index determinations, in-place bulk density measurements, gravity tests, direct cyanidation and carbon-in-leach tests and rougher and cleaner flotation tests.

The samples had a Bond's ball mill work index of 10.2 to 14.0 which is typically within the range of porphyry copper ores.

Gravity concentration tests indicated that one could not produce a high-grade concentrate that could be directly smelted. Hence, gravity circuit may not be applicable for this deposit.

Whole ore cyanide leach tests extracted over 80% of the gold from three of the four composites. The cyanide consumption was high because of leaching copper minerals along with gold.

Flotation process using a simple reagent suite consisting of potassium amyl xanthate (PAX), Aeropromotor 404 and methyl isobutyl carbinal recovered 85% to 90% of the gold and copper in the rougher concentrate. Regrinding of rougher concentrate followed by two stages of cleaner flotation in open-circuit tests produced a concentrate assaying over 26% Cu and ±50 g/t Au for three of the four composite samples.

An overall recovery of 79% for gold and 84% for copper were projected for the flotation process flowsheet based on assuming 83% of gold and 88% of copper in the rougher flotation process and 95% recovery for both metals in the cleaner flotation process.

However, locked cycle tests need to be performed to confirm these recoveries in the next phase of testing.

Mineral Resource Estimates

The following table sets forth the Mineral Resource estimate set forth in the La Mina Technical Report, with an effective date of January 12, 2022.

Deposit			Grade				Contained Metal
	Cut-off	Tonnes	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Indicated Resources
La Cantera	0.25	18.02	0.86	2.05	0.32	1.33	0.50	1.19	125.59	0.77
Middle Zone	0.25	10.22	0.50	1.26	0.11	0.67	0.16	0.41	24.94	0.22
Total Indicated		28.25	0.73	1.76	0.24	1.09	0.66	1.60	150.53	0.99
Inferred Resources
La Cantera	0.25	12.03	0.69	1.84	0.29	1.12	0.27	0.71	78.19	0.44
Middle Zone	0.25	1.60	0.39	1.17	0.09	0.53	0.02	0.06	3.06	0.03
Total Inferred		13.63	0.65	1.76	0.27	1.05	0.29	0.77	81.25	0.46

Notes:

1.	The Mineral Resource for La Mina is an in-pit constrained resource calculated using a Whittle-Pit algorithm with "reasonable prospects of eventual economic extraction" using the following assumptions:
2.	Metal prices of US$1600/oz Au, US$3.25/lb Cu and US$21/oz Ag;
●	Royalty of 2% NSR;
●	Pit slopes are 50 degrees;
●	Mining cost US$1.76/t, Processing cost US$8.10/t and G&A costs of US$1.00/t.
3.	Metallurgical recoveries are: 90% for Au, 90% for Cu, and 30% for Ag.
4.

Gold-equivalent grades were calculated using the following formula: AuEq = Au (g/t) + [Cu(%)} x {%Recoverable Cu / %Recoverable Au} x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}].

5.	A density of 2.7 tonnes per cubic metre was used for tonnage estimates for La Cantera and 2.65 tonnes per cubic metre for Middle Zone.
6.	Numbers may not add due to rounding.

GoldMining disclosed that geologic volumes were used to constrain the estimation. Mineralization was estimated using the Inverse Distance Squared estimation technique for Middle Zone. Hard boundaries were also set such that only composites matching the respective lithology could be used as part of the estimation. Based on variography, ordinary Kriging was used to estimate grades in the block model at La Cantera. Gold, copper and silver grades were estimated into the block model. For each estimation run, the block selection was restricted to within the respective lithology group. Hard boundaries were also set for estimations to restrict samples used; only samples matching the respective lithology group could be used for grade estimation. Grade capping of each metal has been used to limit high grade outliers for both deposits.

Preliminary Economic Assessment

On January 12, 2022, the Company announced results of a positive PEA prepared in accordance with NI 43-101 on the La Mina Project. The independent PEA provides a compelling base case assessment for a mining operation with additional potential available through proposed exploration of the adjacent La Garrucha deposit. The PEA projects that the Project would produce over 1 million gold equivalent ounces over a 10.4 year mine life, and over 165 million pounds of copper and over 600,000 ounces of silver which are incorporated in the gold equivalent calculations. The following is financial summary from the PEA:

Parameter		Units	Values
Net Present Value (5%)	Pre-Tax	$ Million	339.76
	After-Tax	$ Million	231.47
Internal Rate of Return (IRR)	Pre-Tax	%	18.1
	After-Tax	%	14.5
After-Tax Payback		Years	7.0
Pre-production Capital		$ Million	299.50
Sustaining Capital		$ Million	71.37 + 17.38 (closure)
Life-of-Mine (LOM) Cash Unit Cost		$/oz	497.4
LOM All-In Sustaining Unit Cost		$/oz	697.8
Metal Prices Copper Gold Silver		$/lb $/oz $/oz	3.39 1,600 21

The PEA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

The PEA envisions an open pit mining scenario (low strip ratio of 3.6:1) sourcing material from the La Cantera and the Middle Zone Deposits. Construction of this project is expected to be 24 months that will enable reaching 10,000 tonnes of process plant feed per day. The operation is designed to produce a single copper concentrate containing gold and silver credits with minimal deleterious elements. The relatively low capital costs of the La Mina Project is a result of the La Mina Project's proximity to established infrastructure including roads, power and an available workforce. The La Mina Project generates a pre-tax net present value (NPV) of $340 million at a 5% discount rate and an after-tax NPV of $232 million with an internal rate or return (IRR) of 14.5% using metal prices of $1,600 per ounce gold, $21 per ounce silver and $3.39 per pound copper.

This results in an attractive after-tax unit cash cost of $497 per gold ounce and All-In Sustaining Cost (AISC) of $698 per gold ounce (net of by-product credits).

São Jorge Project

The São Jorge Project is a gold exploration project located in the southeast of Pará State, Brazil, in the municipality of Novo Progresso. The Company acquired the São Jorge Project through a plan of arrangement between the Company and Brazilian Gold Corporation ("BGC") completed on November 22, 2013. In 2021, the Company announced that it has initiated a PEA on the São Jorge Project. The Company expects the PEA to be completed in the second half of 2022.

The following information is condensed and extracted from the technical report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective May 31, 2021 (the "São Jorge Report"), prepared by Porfirio Rodriguez, B.Sc. (Min. Eng), FAIG, and Leonardo de Moraes Soares, B.Sc. (Geo.), MAIG, of GE21 Consultoria Mineral Ltda. Each of Porfirio Rodriguez and Leonardo de Moraes Soares is a Qualified Person and is independent of the Company.

Project Description, Location and Access

The São Jorge Project is located in the southeast of Pará State, Brazil, in the municipality of Novo Progresso. The region is known as Tapajós and São Jorge is located 320 km south of the main regional city Itaituba. Access to the São Jorge Project from the cities of Itaituba or Novo Progresso is via 320 km of paved roads on highway BR163 and secondary roads that transect the property. The area can also be reached by an one hour flight in a light aircraft from Itaituba, using the un-paved airstrip in the village of Morais de Almeida.

At the date of the São Jorge Technical Report, the Company, through its Brazilian subsidiaries Brazilian Resources Mineração Ltda., Mineração Regent Brasil Ltda. and BRI Mineração Ltda., is the sole registered and beneficial holder of seven gold exploration concessions in the São Jorge project area. The mineral rights of São Jorge Project are represented by the Processes ANM Nrs. 850.058/2002, 850.275/2003, 850.556/2013, 850.193/2017, 850.194/2017. 850.195/2017 and 850.196/2017, which comprise an aggregate area of 45,996.63 Ha in the Municipalities of Itaituba and Novo Progresso, in the State of Pará.

Processes ANM Nrs. 850.058/2002 is an exploration licence for gold ore, held by Brazilian Resources Mineração Ltda., with the Final Exploration Report submitted to ANM in July, 2013. This licence encompasses the São Jorge gold deposit. On the approval of the Final Exploration Report, the company will have a one year period to prepare an Economic Assessment Plan (PAE) and submit to ANM with the application for a Mining Licence and start the Environmental licensing process. All the other six mineral titles are currently valid exploration licences for gold ore, of which Brazilian Resources Mineração Ltda., Mineração Regent Brasil Ltda. and BRI Mineração Ltda. GoldMining subsidiaries, are the titleholders.

The São Jorge Technical Report discloses the following underlying royalties on the São Jorge Project:

●	1.0% NSR over entire property held by Osisko Gold Royalties Ltd.;
●	1.0% NSR over entire property held by GRC;
●	1.5% NSR over entire property held by Brazilian National Mining Agency (ANM);
●	1.0% NSR over concession 850.275/2003 on NI 43-101 proven reserves – Tapajos Mineração Ltda., which can be repurchased by GoldMining for US$2.5 million until September 30, 2006.

In addition, if GoldMining does not own surface rights at the time of production, a further 0.75% NSR is payable to the overlying surface rights owner.

History

The exploration history for the São Jorge property is summarized in the following table:

Table D-1 Exploration Property History
Date	Entity	Work Program	Significant Results
Before 1990	Informal miners during Tapajós Gold Rush	Alluvial and saprolite garimpeiro mining.	Some gold production (not reported).
1993 – 1995	Rio Tinto Desenvolvimento Minerais Ltda. ("RTDM")	Mapping, soil sampling, trenching, auger and diamond drilling (26 holes for 4350.3 m).
1997 – 1998	RTDM	Scoping Study and diamond drilling with 16 drill holes.	First Mineral Resource estimation by RTDM (non-compliant with NI 43-101 guidelines).
1998	Altoro Gold Corp. ("Altoro")	Negotiated property with RTDM but did not advance with the option due to a merger with Solitario Resources Corporation.
2001 – 2005	Tapajós Mineração Ltda. ("TML")	Garimpeiro open pit mining operation.	Production of gold by heap leaching (final production not reported); final pit 400 m long, 80 m wide and 20 to 30 m deep.
2005	Talon (previously named BrazMin)	Phase I diamond drilling program of 48 drill holes for 10,104 m.	Defined an envelope of a vein and stockwork zone of 700 m strike extent.
2006	Talon	Phase II diamond drilling program of 34 drill holes for 7,952 m and airborne and ground geophysics.	New targets and extensions from Wilton Zone defined to the west – "Kite zone" and east "Wilton East zone". First NI 43-101 compliant Mineral Resource estimation.
2007	Talon	Extension of regional soil sampling grid.	Anomalous gold values along 600 m on one line.
2011	BGC	120 linear km of soil geochemistry and geophysics (induced polarization), and drilling (14,708 m) in 37 holes.	Increased the Mineral Resource and upgraded the resource classification.

The São Jorge Project is located in the eastern part of the so called "Tapajos Gold District". Gold is reported to have been first discovered in the Tapajos region in the 18th century. Significant production has been recorded since the end of the 1970s and beginning of the 1980s, when the BR 163 (Cuiaba – Santarém road) was opened. A gold rush started in the Tapajos region with thousands of garimpeiros entering the region that was until then, totally isolated. Production from the region apparently peaked between 1983 and 1989, with as many as 300,000 garimpeiros reportedly extracting somewhere between 500,000 oz and 1 Moz per year, predominantly based on alluvial gold. Up until 1993, production was officially estimated at 7 Moz, but real production is unknown. Production has since declined, reaching an average of 160,000 oz of gold per year in the late 1990s.

The exploration of the São Jorge area was initiated by RTDM, a subsidiary of Rio Tinto Plc Mineral Group, in 1993. At that time the São Jorge garimpeiro workings (Wilton Pit) was approximately 30 m in diameter. Following sampling in this small open pit, RTDM applied for four exploration licences in order to acquire the bedrock mining rights. Additionally, it negotiated an agreement with the landowner, Wilton Amorim, which enabled it to initiate exploration on the property.

The RTDM exploration program involved a 300 m line spacing airborne magnetic survey, 200 m by 200 m soil sampling grid around the São Jorge garimpeiro workings, 202 auger holes totaling 1,868 m (drilled on a 50 m by 20 m grid with infill 8 m by 8 m), trenching with channel sampling (total of 1,071 samples collected in 16 trenches), detailed geological mapping to define the geological and structural framework and 26 diamond drill holes for a total of 4,350 m.

In 1997, as part of a Scoping Study, RTDM estimated a non-compliant NI 43-101 Mineral Resource for the São Jorge Project and completed an additional 16 diamond drill hole program to test conclusions of the Scoping Study.

In March 1998, Altoro negotiated an agreement on the property with RTDM and reviewed all data by check sampling of drill holes and surface sampling at the garimpeiro pit. However, due to a merger with Solitario Resources Corporation, no further work was completed on the property. In early 2003, RTDM relinquished the four São Jorge exploration licences.

One of the licences (No 850.024/02) was immediately acquired by a private individual and subsequently optioned to Centaurus Mineração e Participações Ltda ("Centaurus"). No exploration work was undertaken by Centaurus.

From 2001 to 2005, garimpeiro operations were undertaken by TML. These operations included small heap leach pads using cyanide solutions to recover gold.

After garimpeiro operations ceased on the property, a pit of approximately 400 m long, 80 m wide and 20 to 30 m deep had been excavated and termed the Wilton Pit.

On July 16, 2004, Talon acquired from Centaurus a 100% interest in the São Jorge exploration licences and in April 2005 entered into an agreement with Jaguar Resources Limited acquiring a 100% interest in three adjacent claims.

On June 14, 2010, BGC acquired from Talon a 100% interest in the São Jorge exploration licences. BGC initiated a new exploration program in early 2011 consisting of soil sampling, geophysics and core drilling. BGC completed an extensive exploration program in 2011 with over 14,000 m of drilling completed on the São Jorge Project.

Geological Setting, Mineralization and Deposit Types

Regional and Project Geology

The São Jorge Project is located within the Tapajós District situated in the south-central portion of the Amazon Craton. The main units that form the basement of the Tapajós Gold Province are the Paleoproterozoic Cuiú-Cuiú Metamorphic Suite (2.0 to 2.4 Ga old), and the Jacareacanga Metamorphic Suite, also of possible Paleoproterozoic age (>2.1 Ga years). The Cuiú-Cuiú Suite comprises gneisses, migmatites, granitoid rocks and amphibolites. The Jacareacanga Suite comprises a supra-crustal sedimentary-volcanic sequence, which has been deformed and metamorphosed to greenschistfacies. Both Suites are intruded by granitoids of the Parauari Intrusive Suite consisting of a monzodiorite dated at 1.9 to 2.0 Ga. These form the basement of the extensive felsic to intermediate volcanic rocks of the Iriri Group, dated at 1.87 to 1.89 Ga, including co-magmatic and anorogenic plutons of the Maloquinha Suite with intrusive events dated at 1.8 to 1.9 Ga. The Iriri-Maloquinha igneous event is associated with a strong extensional period. Regional structural analysis in the Tapajós area has identified important lineaments that trend mainly northwest to southeast with a less well defined transverse east to west set.

The São Jorge property is underlain by a granitoid pluton dominantly composed of an amphibole-biotite monzogranite. The gold mineralization is hosted in a circular shaped body comprised of the younger São Jorge granite. The intrusive body measures approximately 1.2 km in diameter and is generally massive, grey to pink in colour with a porphyritic granular texture. The São Jorge intrusion trends 290° and is sub-parallel to the strike of the regional Cuiú-Cuiú-Tocantinzinho shear zone, which also hosts several important gold deposits including the Palito mine, Tocantinzinho and Cuiú-Cuiú deposit, and Bom Jardim and Batalha gold prospects.

Mineralization and Deposit Types

Gold mineralization is related to a hydrothermal alteration zone in the monzogranite along a structurally controlled fracture – vein system approximately 1,400 m long and up to 160 m wide, and intersected in drill holes up to 350 m below surface; the mineralization is open along strike and down dip. The main trend is 290° with an almost vertical dip. The main mineralized zone is defined by a fairly sharp but irregular contact between altered and unaltered monzogranite to the southwest and a more gradational transition from altered to unaltered rocks to the northeast. Strong alteration is associated with discrete quartz veinlets (1 to 2 cm wide), associated with coarse pyrite grains and clusters that cut zones of intense quartz flooding.

The São Jorge mineral deposit is a post-tectonic granite intrusion related gold deposit. The origin of gold mineralization is thought to be related to late stage volatile enriched intrusive phases controlled by extensional tectonics in the context of a regional lineament.

Analogous deposits associated with granitic intrusives in the Amazonia craton are the multi-million ounce Omai gold deposit in Guyana and the Tocantinzinho gold deposit owned by Eldorado Gold, located approximately 80 km northwest from the São Jorge property along the same regional lineament.

Exploration

GoldMining has not conducted any exploration on the São Jorge Project since its acquisition.

Current and/or Planned Activities

GoldMining previously disclosed that it was reviewing various additional options for potential work at the project in 2021, which may include the commission of additional studies on the São Jorge Project, including a PEA. On June 1, 2021, GoldMining announced that it was initiating a PEA at the São Jorge Project. The Company expects the PEA for the São Jorge Project to be completed in the second half of 2022.

Initial PEA work has identified opportunities to better define and expand existing mineralization, and included an infill drill core sampling program. On October 4, 2021 GoldMining announced initial infill assay results from the first two holes assayed as part of an ongoing fourteen hole infill core sampling program. The confirmatory assay program targets existing unsampled core intervals from previous drill programs at the 100% owned São Jorge Project. Results released include an interval of weak to moderate alteration and mineralization within a previously unsampled interval from 50.0 to 70.0m in hole SJD-094-11 which included gold grades of 0.68 g/t over 2.0 m from 58.0m to 60.0m. Sections of SJD-058-06 from 140.0 to 259.0m, which was drilled as a twinned hole, was unsampled and contained extensive sections of strongly altered and mineralized materials that was sampled and included 1.23 g/t gold over 89.0m from 157.0m to 246.0m.

On November 24, 2021 the Company announced additional infill assay results from the first phase of the infill core sampling program and announced that a follow-up phase of additional sampling was justified. Assay results from the infill sampling program confirmed the presence of mineralized intervals of saprolite that included previously unsampled intervals located at surface and generally outside of known mineralization or resource models. The results of the initial infill sampling program justified a follow-up phase of additional sampling which is currently in progress.

Drilling

BGC in 2011 completed a diamond drilling program (14,708 m in 37 holes) at the São Jorge Project to test the continuity of mineralization 100 m below previous intercepts (0 masl) and infill along strike where previous drilling was widely spaced. The results of this drilling along with the previous drilling were used in the resource estimate that is the focus of the São Jorge Technical Report.

Diamond drilling has been completed at the São Jorge Project, as summarized in Table D-2 below:

Table D-2 Summary Drilling Statistics for São Jorge Project
Drill Hole Identification	Number of Drill holes		Metres Drilled
Rio Tinto Desenvolvimento Mineral – RTDM ( FSJ01- FSJ10)	10	DDH	1,700
Rio Tinto Desenvolvimento Mineral – RTDM (FSJ11- FSJ26)	16	DDH	2,690
Talon Phase I (SJD01- SJD 48)	48	DDH	10,104
Talon Phase II (SJD 49- SJD 82)	34	DDH	7,952
BGC (SJD 83 - SJD119)	37	DDH	14,708
Total	145	DDH	37,154

Talon drill hole core recovery averaged 99% with a minimum recovery of 68% for one drilling run. Four representative drill holes were inspected and it was noted that all had excellent recovery. BGC drill core recovery averaged 99.3%.

Sampling and Analysis and Security of Samples

Sample preparation and analysis of core samples taken by Talon were performed by SGS Lakefield-Geosol Ltda. ("Geosol"), an ISO 9000-2001 certified laboratory. Sample preparation procedures completed by the Geosol preparation laboratories based in Parauapebas and Itaituba were:

●	drying and weighting of whole sample;
●	crushing of sample to -2 mm;
●	sample homogenization and splitting to a 1 kilogram sub-sample;
●	pulverization to 95% passing -150 mesh; and
●	splitting of pulverized material to 50 gram pulp.

Sample pulps were air freighted to the Geosol analytical laboratory in Belo Horizonte, Minas Gerais State, Brazil and were analyzed for gold using a lead flux fire assay technique with an atomic absorption finish. Selected samples were subsequently sent for silver, lead, zinc analysis by ICP spectrometry using a multi-acid digestion technique. Abnormally high assays were re-analyzed by the laboratory. The detection limit of gold assays was 5 ppb Au. Coarse rejects from the Parauapebas and Itaituba laboratories were sent to the São Jorge exploration office and stored in the core shed. 50 g pulp rejects were also stored in the Talon offices in Rio de Janeiro.

Sample preparation and analysis of core samples taken by BGC, for the 2011/2012 campaign were performed by Acme Analytical Laboratories Ltd. of Vancouver, British Columbia ("Acme").

Acme performed each procedure for sample preparation and analysis, as follows: (i) crush split and pulverize 500 gram drill core to 200 mesh; and (ii) fire assay fusion Au by ICP-ES on 50 gram charges.

Core was stored in a locked and secure core shed. After logging, core samples were marked for splitting and sampling by BGC geologists. Core sample intervals were measured and collected by BGC technical staff. Each core sample was placed in a doubled plastic bag and with two sample tags. Each bag was closed with a uniquely numbered plastic seal that was tamper proof. Seal numbers, sample numbers and sample intervals were recorded by BGC. Sample bags were collected for shipping in rice bags with each rice bag closed with a numbered plastic seal. Samples were stored in the BGC core shed until transported by truck to the Acme preparation laboratories in Itaituba in Pará state. The referred laboratory is 320 km by road from the São Jorge Project. After samples were received by the lab, seal numbers and sample numbers were reported to BGC for confirmation.

Quality control data from the RTDM period was not available for analysis in connection with the São Jorge Project as it had not been located.

Quality control samples consisting of coarse duplicate rejects, blanks and standards were inserted in the sample stream by Talon and BGC to monitor the quality of the analytical results.

Talon Sampling

Talon set in place a QA/QC program that included the submission of blanks, field duplicates, standards and pulp duplicates with ALS (Umpire assays). This quality control data of drilling used in the resource estimation has been assessed statistically using a number of comparative analyses for each dataset. The objectives of these analyses was to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:

●	Thompson and Howarth Plot, showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualize precision levels by comparing against given control lines;
●

Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualize relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level;

●	Mean vs % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range;
●

Mean vs %HARD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean %HARD);

●

Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used;

●	Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased; and
●

Standard Control Plot shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.

Au Standards

Talon used a total of 20 Au standards (inserted by the Geosol sample preparation laboratory at a rate of 1 in every 20 samples). The standards were supplied by the Geosol Parauapebas and Itaituba sample preparation laboratories. The standards supplied and inserted by Geosol are a combination of internal and commercial standards, as the Geosol made standards may not be as reliable as commercially available certified standards, and do not represent external control (since Geosol knows the expected result of these standards).

In general, the standard assay result indicated acceptable accuracy was being achieved, with the majority of standards falling within 90% of the Standard Tolerance Values. The minor outliers identified are potentially associated with sample submission errors (mixing of samples).

Blanks

An analysis on blanks data provided by BGC was performed. The blank material was sourced by Talon from unmineralized São Jorge granites collected at one specific site at the project and submitted at a frequency of about 5%. BGC has kept the same routine. Overall the blank data is within acceptable limits.

Field Duplicates

Talon completed field duplicate assaying ¼ of the NQ sized core at a frequency of 5% (1 in 20 samples). The procedure was to split the NQ sized core in half then ¼ the half core. This practice is considered to not be representative as it does not represent the normal ½ NQ core submitted and creates a bias in the sample size submitted.

Based on the analysis, it was concluded that:

●	a good precision was achieved for 81.81% of the data within 20% HARD;

●	no apparent bias exists represented by both samples returning a similar mean value; and

●

in summary the analysis of the ¼ sized core has poor precision with no apparent bias present. It is clear that for this ¼ NQ size of sample (which doesn't represent the ½ NQ size taken) there is a significant nugget effect resulting in low precision results.

BGC Sampling

It was confirmed in the São Jorge Technical Report that BGC sampling procedures were in accordance with mining industry best practices. All procedures were summarized in the São Jorge Technical Report.

Coarse Reject Duplicate Sampling

When an original sample was made into a smaller sub-sample, it was crushed and split then pulverized and split again. The final sub-sample is never exactly the same grade as the original. The coarse duplicates measure this error.

●

A coarse reject sample (returned from the lab) is split into two equal halves (CDA and CDB) ideally using a clean riffle-splitter. If a riffle-splitter is not available, a good cone-and quarter split is acceptable. The duplicates (CDA and CDB) are inserted at every 44th and 46th number in the sampling sequence.

●	The technicians usually made sure that they have enough coarse reject samples which should grade between 0.3 and 1.0 g/t Au.

●	¼ core samples are not duplicates and they are not used as duplicates because it is expected to indicate the short-range variability of the mineralization (in the case of gold, it is normally high).

Blank Samples

Contamination can occur in a lab especially with gold as it sticks to the equipment. A blank sample tests if contamination has occurred due to inadequate clean out of equipment between samples; it should return an Au value of less than twice the detection limit.

●	BGC blank material consists of coarse crushed aggregate from the "Geraldo Mineiro" Granite quarry which contains less than 0.005 ppm Au.

●	Insert 2 blanks within/after mineralization per 100 samples and a blank as the first sample of each batch.

Standard Samples

Standards are the best way to measure the instrument or analytical error and are inserted by the mining company. BGC used low, medium and high-grade standards. The standard samples are pre-packaged as 50 gram sachets purchased from Rocklab.

Sample Dispatch and Sample Logs

BGC sent the samples as each batch was ready. The team confirmed that they followed the procedures as described below:

●	did not submit a batch with less than 80 samples and a batch never mixed projects;

●

the senior technician prepared the sample submission sheet and the laboratory requisition form, and emailed them to the laboratory before the samples arrived at the lab. The document for the lab contained only be a list of the sample numbers, security tags and volume numbers (there was nothing to indicate which samples were QA/QC samples);

●	the complete sample sheet (showing QA/QC samples) was emailed to the Senior Geologist and the Database Manager as soon as the samples were dispatched; and

●	the senior technician kept an organized digital and paper directory of all the sampling information.

Talon and BGC Data Quality Summary

The standards data has shown a high accuracy as returned by the Geosol laboratory although it is noted that Geosol supplied the standards to Talon.

The standards data returned by Acme shows relatively good accuracy and is suitable for resource estimation.

The field duplicate data determined by the analysis of the ¼ NQ core returned relatively poor precision, suggesting a significant nugget effect although not changing the actual mean of the samples. It also suggests that the sample size is too small. This ¼ sized core is considered to not be a suitable practice in that it does not represent the ½ NQ core normally analyzed and has the potential to introduce a sample size bias.

Mineral Processing and Metallurgy Testing

In 2006, SGS Lakefield Limited ("SGS Lakefield") was commissioned to undertake metallurgical tests. Test work was performed on three carefully composed drill core samples from the São Jorge Project, of high, medium and low-grade samples. The gold head grades of samples SJ MET-01, SJ MET-02 and SJ MET-03 were 6.5g/t, 1.8g/t and 0.6g/t Au respectively.

SGS Lakefield performed a comprehensive mineralogical and analytical approach of sample SJ MET-01, including fire assay, heavy liquid separation, super-panning, ore microscopy, and electron microprobe. Results showed that the gold was present mainly in its native form with the native gold content ranging from 74.6% to 95.5% of the total gold occurrence. In terms of liberation, gold occurred as liberated particles, particles associated with pyrite and particles associated with non-sulfides. The grain size ranged from 1μm to 212μm, with the majority of grains below 50μm.

The gold balance shows that liberated gold accounted for approximately 17% of the head grade, with the majority of gold grains being less than 50μm in size. Approximately 62% and 13% of the gold was associated with pyrite and pyrite/non-sulfide binaries, respectively. Test work showed this gold can be recovered by flotation, followed by cyanidation. Gold attached to pyrite can be recovered by direct cyanidation. To extract gold locked in pyrite, however, finer grinding will be required.

The Bond ball mill work index of a composite of the three samples was determined to be 16.8kWh/t (metric) in a test using a 150 mesh closing screen.

The recovery of gold by gravity separation ranged from 33% to 43%. Gold extraction by carbon-in-leach from the gravity separation tailing ranged from 97% from the highest grade sample to 86% from the lowest grade sample, resulting in overall gold recoveries by gravity separation and carbon-in-leach ranging from 98% (SJ MET-01) to 91% (SJ MET-03). The cyanide consumption was low at 0.1 to 0.3 kilograms/t NaCN. Test results of the recovery of gold from the gravity separation tailing by flotation ranged from 94% to 98%.

Overall gold recoveries by gravity separation and flotation were 95.6 to 97.3%. Further upgrading and/or subsequent treatment would be required after flotation which could lead to some additional loss of gold.

The São Jorge samples responded well to the conventional gold recovery processes tested.

In summary, the mineralized samples responded very well to gravity separation, carbon-in-leach and flotation. Although flotation gave the highest overall gold recovery, further upgrading and/or treatment of the flotation concentrate would be required with the added risk of some, undefined, gold loss associated with the downstream processes.

Metallurgical Testing 2012

A second phase of testwork was carried out by Testwork Desenvolvimento de Processo Ltda. who published a report titled "Gravimetric Concentration and Leaching Laboratory Test Report – dated February 23, 2012, Doc No:003-2012 Brazilian Gold Rev. 0"in order to determine the most economical processing route for the ore based on using carbon-in-leach as the metal extraction method.

Several basic metallurgical tests were carried out on the master composite sample. The test work focused on estimating reagent consumption rates, metal recovery, grind size and leaching kinetics. Test work included: (i) granulometric test work; (ii) grindability testing; (iii) gravity concentration test work; (iv) pre-lime addition; (v) kinetic curves for leaching without gravity concentration; (vi) kinetic curves for leaching with gravity concentration; (vii) optimization of cyanide dosage; (viii) bottle roll tests; and (ix) two column tests.

A number of specific conclusions have been drawn from the results of tests conducted in 2006, 2012 and 2013, as segmented and summarized below.

Column Tests

Further column test work on the oxide material should be performed in order to test the technical and economic viability of heap leaching. It is recommended that further leach tests be carried out using coarser feed material (i.e. P80 50 mm, P80 2 mm and P80 13 mm) in order to establish optimum crush size.

Heap leach recoveries for both the oxide and sulfide material were 78.9% and 53.0%, respectively.

Cyanide consumption for the oxide was determined to be approximately 1.1 g/t while for the sulfide it was 1.2 g/t. Column leach tests do not accurately predict reagent consumption for full scale heap leach operations. Typical cyanide consumption for a heap leach operation would be 25% to 40% of the consumption predicted from column leach tests. Lime consumption predicted from column tests would also be higher than full scale operation.

Due to the nature of the oxide ore which contributed to poor permeability during the initial column tests, further column tests incorporating cement in the agglomeration mix need to be explored.

Column tests should be performed over a 60 day period in order to obtain leach cycle times, establish maximum recovery rates and generate leaching kinetic curves for coarser crushed material.

Bottle roll test work on material ground to P80 1.7 mm (10 mesh), P80 250 micron, P80 106 micron and P80 75 micron should be performed in order to establish ultimate recovery of the ore.

Moisture content of the heap leach ore should be determined before and after leaching in order to establish the amount of make- up water required.

Further column tests should be carried out using site water as opposed to tap water in order to determine the effects of site water on leach kinetics.

Percolation rates were measured to be 10 L/m2/h.

Gravity and Leach Testwork Sulfide & Oxide Ore Phase 2

The data reviewed suggests that collection of gold through gravity concentration is viable based on recovery, but not feasible based on the low concentrate grades reported. It would have been beneficial to have performed gravity upgrading and/or leach tests on the first pass gravity concentrate in order to establish cyanide consumption rates and overall recoveries.

Gravity concentrate recoveries should be revised and stated with the grade of the concentrate produced.

The selection of the metallurgical sample needs to be verified in order to determine if the samples represent the deposit as it is currently defined.

The recoveries by granulometric fraction were between 74% and 87% for the finer fractions and 90.6% for the coarser, 150 µm fraction. As the process of sieving classifies material exclusively with respect to size, this may indicate that part of the gold (coarse and liberated) has been retained in the mesh.

For metallurgical samples SJ-AL1-T1 which represents the sulfides and SJ-AL2-T2 which represents the oxides, gold recovery for the finer ground samples P80 75 microns ranged from 91.1% to 95.8% for the sulfides and between 86.1% to 91.2% for the oxides.

For metallurgical samples SJ-AL1-T1 which represents the sulfide ore, gold recovery was increased from an average of 92.4% to 93.7% using a finer grind that is a P80 75 microns as compared to a P80 106 microns.

For metallurgical samples SJ-AL2-T2, which represents the oxide ore, the finer grind size did not affect recovery as both a grind size of P80 75 microns and of P80 106 microns resulted in the same recovery rates.

For metallurgical sample SJ-AL2-T2 low gold recoveries averaging 88% may be attributed to organic fouling.

The GRG tests show how the gold is gradually liberated during the crushing process, and the results indicated that it was possible to attain a maximum gold recovery of 66% when the ore is crushed in stages to a P80 equaling 74 µm. It should be noted that the material was initially ground to a P80 of 212 microns and then subjected to gravity concentration. From the test results it was shown that an overall recovery of 36.5% with a gold grade of 38.91 g/t Au was achieved when the entire sample was ground to a P80 of 212 microns. The gravity tailings were further ground to a particle size of P80 106 microns which then recovered an additional 17.2% of the gold in relation to the feed grade. The tailings from the second stage of concentrating were then ground to a particle size of P80 75 microns and returned a further gold recovery of 12.4%. The cumulative recoveries total 66% recovery. As a result of the three stages of grinding, the final gravity recovery that was achieved could be overstated.

The tailings from the gravity concentration were subjected to leaching with and without carbon present. It was observed that carbon reported to the solid residue which increased the reported tailings grade and reduced the gold recovery (24 hour test).

Gravity gold recovery reached 49.5% and 40.7% when the ore was crushed at P80 levels of 106 µm and 75 µm, respectively.

For metallurgical sample MET-01, a grind size of P80 = 75 microns resulted in an overall recovery of 92.1% and was achieved without the use of gravity separation. With gravity separation, gold recovery can be slightly increased to 93%. At the coarser grind size of P80 = 106 microns overall recovery was slightly lower at 91.0% with the aid of gravity separation. Overall recovery is a combination of gravity recovery and leaching. Further test work is recommended to validate the benefit of gravity separation.

As the testwork was performed on a lower grade material, it is expected that as the head grade is increased, so too will the recovery of gold.

At an anticipated head grade of approximately 1.57 g/t Au, the overall recovery is expected to be in the range of 94.0% or slightly higher, if the process incorporates a carbon-in-leach circuit with a feed size of P80 = 75 microns or finer.

The results from sample MET-01 indicates no great consumers of cyanide, such as thiocyanate, ferrocyanide or copper cyanide, exist in large concentrations in the solution.

The ore is categorized as medium to hard with a ball mill work index ranging from 13.7 to 15.7 kWh/t.

Results indicate that, at a fine grind of P80 75 microns, and a slightly higher grade of ore (1.18 g/t gold) a recovery of 93.7% is achievable.

Leach kinetics curves indicate that maximum gold recovery can be achieved after 22 hours of leaching for the sulfide ore. Leach kinetic curves were not generated for the oxide ore.

Mineral Resource Estimate

The following table sets forth the Mineral Resource estimate set forth in the São Jorge Technical Report, with an effective date of July 6, 2021. The estimate was constrained using a Lerchs-Grossman (LG) optimized pit shell using maximum pit slopes of 35 degrees in saprolite and 52 degrees in fresh rock and based on an assumed US$1,600/oz gold price, average metallurgical recoveries of 90%, average mining costs of US$2.00/tonne, average processing costs of US$8.50/tonne and average general and administrative costs of US$2.10/tonne processed. Mineral Resources were estimated using a block model utilizing multiple indicator kriging using a selective mining unit block size of 5 x 5 x 5 metres. Net smelter return royalties of 3.5% in aggregate have been included in the constrained pit model. The mineral resource estimate is summarized in the following table:

Category	Mt	Au Grade (g/t)	Au Ounces (000)
Indicated	14.275	1.55	711.8
Inferred	17.582	1.27	716.8

Other Properties

In addition to the above projects, the Company, through its wholly-owned subsidiaries, holds the following interests in other properties:

Yellowknife Project – The Yellowknife Project is located in the sub-arctic, approximately 90 km north of the city of Yellowknife, Northwest Territories, Canada. GoldMining wholly owns 100% of the Ormsby, Bruce, Nicholas Lake, Goodwin Lake and Clan Lake gold deposits. The property measures approximately 12,120 hectares (ha) comprising of 26 mining leases and 10 mineral claims to which 507140 N.W.T. Ltd. has title, a wholly-owned subsidiary of GoldMining. The mining leases and mineral claims are grouped into the Ormsby-Bruce-Nicholas Lake, Goodwin Lake, Clan Lake, and Big Sky Properties. GoldMining acquired 100% interest in the Yellowknife Project and the nearby Big Sky property (Big Sky) now all grouped together under the Yellowknife Project, from Tyhee NWT Corp. ("Tyhee NWT"), a subsidiary of Tyhee Gold Corp, under an agreement with a receiver, RMB Australia Holdings Limited ("RMB"), appointed in respect of the assets and undertaking of Tyhee under the Bankruptcy and Insolvency Act. The acquisition was completed on July 20, 2017. Access to the Discovery camp from Yellowknife is possible by small aircraft to a year-round 1,100 metre (m) long gravel airstrip. A winter road can provide access for fuel and other heavy or bulky materials from Yellowknife.

The Yellowknife Project includes the site of the historical Discovery Mine, which operated from 1950 to 1969. The old townsite and mine buildings were demolished in the summer of 2005 during a cleanup project managed by Indigenous and Northern Affairs Canada (INAC). Total production from the Discovery Mine is estimated to be 1,023,550 ounces (oz) of gold from 1,018,800 short tons (st) of ore. Historic production at the Yellowknife Project or at nearby mines are not necessarily indicative of the future mining potential of the Yellowknife Project.

As part of its current strategic review process, the Company previously announced that it had initiated a PEA on the Yellowknife Project. While the Company had announced the initiation of a PEA on September 23, 2021, the Company has not defined a completion date as it is focusing on other priority projects.

Cachoeira Project – the Company currently indirectly holds a 100% interest in the Cachoeira Project, located in Pará State, Brazil. The project consists of three mining concessions and two exploration concessions for a total area of approximately 5,677 ha. In 2014, an economic assessment plan (PAE) was submitted to the Brazilian National Department of Mining Production (now the National Mining Agency – ANM) for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies. The Company notes that such assessment plan does not constitute a PEA within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

Additionally, an Environmental Impact Assessment was submitted to Secretaria de Estado de Meio Ambiente of Para ("SEMA") in 2013 as part of its environmental licensing process, which is ongoing. The Company understands that SEMA's technical review has been completed and that SEMA will submit its technical advice along with the application of the Preliminary Licence to be endorsed by the Environmental Council of Pará State ("COEMA"). The review and approval of the application submitted by SEMA to COEMA is the last step to receive a preliminary licence. The date for the next COEMA board meeting has been set for March 2022.

On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net production royalty on the Company's Cachoeira Project in consideration for 698,161 GOLD Shares and US$133,320 in cash. The GOLD Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Royalty Purchase Agreement. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33% with a minimum payment of US$100,000 per year in lieu of the royalty if production has not commenced by October 3, 2014.

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014, assuming the requisite environmental license has been granted by SEMA. Such environmental license has not yet been granted. Once the environmental license is granted, the Company must proceed to production or may request a two-year extension. While such extensions have been granted by ANM in the past, there can be no assurance that such an extension will be granted on terms acceptable to the Company or at all. If an environmental license and the license extension described above are received, the Company will have an additional six months after the extension to implement an operational mining facility on the Cachoeira Project.

On October 14, 2021, the Company and BRI Mineração Ltda., a wholly-owned subsidiary of the Company entered into a settlement agreement with an existing third-party royalty holder respecting the settlement of a previously announced outstanding legal claim by the holder relating to the project commenced by the royalty holder in March 2018 respecting annual payments in lieu of royalties claimed by such holder. Pursuant to the settlement agreement, the parties have agreed to settle the outstanding claim for US$500,000, which amount was satisfied by BRI Mineração Ltda. by paying US$100,000 in cash and delivering 324,723 common shares of the Company on closing of the settlement agreement. Additionally, the existing 1.33% net profits interest royalty held by the royalty holder will be replaced by a 0.5% net smelter return royalty pursuant to a new royalty agreement between the parties. Such royalty will not include annual minimum royalty payments and will be subject to a right of BRI Mineração Ltda. to repurchase up to one-half of the royalty for US$250,000 payable in Brazilian Real equivalent for a period of seven years after the date of the royalty agreement.

The Company awaits receipt of comments from the Brazilian regulatory authorities with respect to environmental licensing and permitting. In the interim, the Company continues to meet with local stakeholders. If a preliminary environmental licence and the licence extension previously described are received, the Company will have an additional three years to attend to further requirements in order to apply for the environmental installation licence, in which case the Company currently intends to evaluate whether to conduct additional engineering or other studies with respect to further development of the Cachoeira Project.

Surubim Project – The information below regarding the Surubim Project has been summarized from the technical report titled "Technical Report, Rio Novo Gold Project and Resource Estimate on the Jau Prospect, Tapajos Region, Para State, Northern Brazil" dated effective November 22, 2013 (the "Rio Novo Technical Report"), prepared for GolddMining and filed under its profile on SEDAR.

The Surubim Project is located in Para State, Brazil approximately 270 km southwest of the town of Itaituba and is road accessible from the Trans-garimpeiro highway. The project consists of the Rio Novo Property and the Surubim Property.

The Surubim Project includes two option agreements: (i) Altoro Mineracao Ltda. (three concessions; Surubim Property); and (ii) Jarbas Duarte Junior (1 concession; Rio Novo Property), on four concessions for a total area of 14,611 ha. One of the non-core concessions with a total area of 1,176 ha is under appeal and GoldMining is awaiting a decision by the ANM. On July 25, 2019 and October 30, 2019, final exploration reports presenting the results of exploration work conducted by BGC on concessions 851.611/1994 and 850.561/2005, respectively, including drilling programs for the largest exploration concession within the Surubim Project, were submitted to ANM. Provided that ANM approves the submitted reports, the Company would then have one year following such approval to present additional required studies to ANM and obtain environmental licensing, if GoldMining wishes to obtain a mining concession. Upon granting of a mining concession over exploration concession 851.611/1994, GoldMining will pay Altoro Mineracao Ltda. the sum of US$650,000.

Pursuant to the agreement with Jarbas on the Rio Novo area, the following payments are due as follows:

●	July 31, 2021: the Company's subsidiary, Mineração Regent Brasil Ltda. ("Regent") shall pay Jarbas the sum of US$40,000 (paid); and
●	December 31, 2022: Regent shall pay Jarbas the sum of US$628,000.

The exploration concessions require work and tax payments to keep them in good standing.

Exploration programs completed by previous owners on the project include mapping, geochemical sampling, geophysics, auger drilling (511 holes in 5,863 m), diamond drilling (14,171 m in 68 holes) and metallurgical testwork. GoldMining has not completed any drilling since acquiring the Surubim Project.

The Rio Novo Technical Report included estimates of Inferred Mineral Resources of 0.503 Moz gold (19.440 million tonnes at 0.81 g/t gold) on the Rio Novo area.

There is no current Mineral Resource estimate for the Surubim Property.

Boa Vista Project – the Company, through its interest in the Boa Vista Gold joint venture ("BVG"), currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil. The Boa Vista Project consists of three exploration licences for a total area of approximately 9,201 ha. The Company submitted a Final Exploration Report for two of the three exploration licences in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a Final Report for another exploration licence on January 23, 2019 (ANM no.850.643/2006). The Final Exploration Report for all three exploration licences was approved by the ANM on November 22, 2019. BVG is required to prepare an Economic Assessment plan and initiate the Environmental Licensing and submit the application for a Mining Concession to ANM no later than June 2022.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, BVG was required to pay R$3,620,000 in September 2018 to the counterparty thereunder, failing which the counterparty could have sought to terminate the agreement, subject to a cure period. In May 2019, BVG renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, BVG paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If BVG fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Batistão Project – the Company currently indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental Licence, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that the ANM will accept the Company's request for an extension.

Montes Áureos and Trinta Projects – the Company currently holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for a mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by the ANM and there is no assurance that such applications will be approved by the ANM.

Crucero Project – the Company currently indirectly holds a 100% interest in the Crucero Project, located in the eastern Cordillera of southeastern Peru in the Department of Puno, Province of Carabaya, District of Crucero, and the Quadrangle of Limbani. The Crucero Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 ha. The three mining concessions are held indirectly by a wholly-owned subsidiary of GoldMining through a 30-year assignment from a third party running until 2038.

Yarumalito Project – In December 2019, the Company acquired a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The Yarumalito Project consists of one concession for a total area of approximately 1,453 ha. The concession expires on March 7, 2043 and is renewable for an additional 30 years. Additionally, the project includes approximately 9.96 ha of real estate and 0.36 ha of possession-occupation rights that partially cover the area of diamond drilling and Mineral Resource documented in the Yarumalito Report. The concession requires approved work programs to be completed and tax to be paid to keep the concession in good standing. The Company previously proposed a work program which includes a drill program to be completed in 2022, however, the program is currently under application with Antioquia's Secretary of Mines at the Antioquia Government for deferral until the second half of 2022 as a result of restrictions due to the COVID-19 pandemic. If the deferral is not granted, the Company will need to submit a new two-year exploration program in 2022 to keep the project in good standing. The drill program will look to upgrade and expand the existing gold and copper resource outlined on the project.

Almaden Project – In March 2020, the Company acquired, through its wholly-owned subsidiary, GMI Idaho Corp., the Almaden Project, located in west-central Idaho. The Almaden Project is comprised of 12 patented mining claims, 210 federal unpatented lode mining claims, 12 patented claims and 2 leases of private land covering an area of 1,895 hectares. The Almaden Project is located in Washington County, southwestern Idaho, approximately 20 km east of Weiser and 120 km northwest of Boise, the state capital. A purchase agreement for 30% of the gold and silver produced on the Property is held by a third party.

Rea Project – the Company currently indirectly holds a 75% interest in the Rea Project and Orano Canada Inc. (formerly Areva Resources Canada Inc.) ("Orano") holds the remaining 25% interest in this project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 km northwest of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 ha in the western part of the Athabasca Basin and surrounds the Maybelle project held by Orano.

Pursuant to a review of the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks in 2016, no new applications for land tenure were accepted by the Department of Coal and Mineral Development, Alberta Energy. An extension on filing mineral assessment reports was granted by the Department of Coal and Mineral Development, Alberta Energy to GoldMining and in March 2019, a further extension was granted to March 31, 2021. On October 15, 2020 a further extension was granted to March 31, 2023. The extension states that until the CPP is finalized, no metallic and industrial mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals. The Company will plan future programs once this review has been completed.

RISK FACTORS

Potential investors in the Company should be aware that investing in its securities involves a high degree of risk. The risk factors outlined in this section and elsewhere in this Annual Information Form should be carefully considered by investors when evaluating an investment in the Company. These risk factors list some, but not all, of the risks and uncertainties that may have a material adverse effect on the Company's securities. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company's business operations. If the Company is unable to prevent events that have a negative effect from occurring, then its business, results of operations, financial condition and cash flows and the market price of its securities could be materially and adversely affected.

Public Health Crises

An outbreak of epidemics, pandemics or other health crises, such as COVID-19 and the subsequent response by government and private actors to such health crises could result in a materially adverse effect on the Company's business, operations and financial condition. As at the date of the date hereof, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services globally. Emergency measures imposed by governments on business and individuals, including quarantines, travel restrictions, social-distancing, closures of non-essential businesses and shelter-in-place orders, among other measures, have impacted and may further impact our workforce and operations.

The COVID-19 pandemic may lead to risks to employee health and safety and may result in a slowdown or temporary suspension of any exploration activities at some or all of the Company's mineral properties. The conduct of exploration and development programs of the Company may be impacted or delayed due to limitation on employee mobility, travel restrictions and shelter-in-place orders, which may restrict or prevent the Company's ability to access its mineral properties. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration programs at the Company's mineral properties and, ultimately, on our business and financial condition.

In addition, travel and other restrictive measures put in place by governments around the world have made it difficult to complete site visits as part of due diligence of potential project acquisitions, which may delay our ability to carry out our long-term acquisition strategy.

While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. The COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business, financial condition and results of operations, as well as our plans relating to exploration expenditures and other discretionary items, will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

The outbreak of COVID-19 has caused, and may cause further, disruptions to the Company's business and operational plans. Such disruptions may result from: (i) restrictions that governments and communities impose to address the COVID-19 outbreak; (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (iii) shortages of employees and/or unavailability of contractors and subcontractors; and/or (iv) interruption of supplies from third parties upon which the Company relies. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on the Company's business, financial condition and results of operations, which could be rapid and unexpected.

Exploration, Development and Operating Risks

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Additionally, significant capital investment is required to discover commercial ore and to commercialize production from successful exploration effort and maintain mineral concessions and other rights through payment of applicable taxes, advance royalties and other fees. The commercial viability of a mineral deposit is dependent on a number of factors, including, among others: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices; and (iii) governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete impact of these factors, either alone or in combination, cannot be entirely predicted and their impact may result in the Company not achieving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Uncertainty of Mineral Resources Estimates

The estimates for Mineral Resources contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If the Company's actual Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it considers the merits of increasing the reliability of its overall Mineral Resources.

Permitting and Licence Risks

The future operations of the Company may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary licences, permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on any of its properties. Additionally, there can be no assurance that all permits and licences the Company may require for future exploration or possible future development will be obtainable at all or on reasonable terms.

Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all of the applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail the production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or a more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, the installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

As previously disclosed, pursuant to the mining licences underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014. Prior to this date, the Company submitted an application to the ANM requesting an extension of two years. The ANM recently informed the Company that such extension was not required until related environmental licences have been granted, at which time the Company may apply for an extension of two years. While such extension had been granted by the ANM in the past, there can be no assurance that such extension will be granted on terms acceptable to the Company or at all.

Risks Related to Referendums and Resolutions Respecting Prohibition or Restriction of Mining

Mining and exploration activities are subject to various laws and regulations governing prospecting, development, mining, production, export, waste disposal, land use, and other matters. Although the Company believes that its activities are currently carried out in accordance with all applicable laws and regulations, no assurance can be given that new laws, regulations, resolutions or referendums will not be enacted or passed or that existing laws and regulations will not be amended, restricted or applied in a manner that could limit, restrict or curtail the development of the Company's properties. Amendments to current laws and regulations, or the enactment or passing of new laws, regulations, resolutions or referendums governing the operations and activities of the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

In late 2017, the municipal council of Titiribi voted in favour of a prohibition on mining in the municipality, which resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia (the "ATA"). The municipality has also called a municipal referendum regarding whether to amend its applicable zoning to prohibit mining activities. After a series of subsequent rulings, in January 2019, the State Council ordered ATA to consider the Constitutional Court's Unified Sentence SU095, which declares that the act of municipalities prohibiting mining through popular consultations is unconstitutional. The Constitutional Court's decision obliges other courts and authorities, including the municipality of Titiribi, to uphold its declaration.

In May 2021, the Municipal Council issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. GoldMining believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, GoldMining plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While GoldMining believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings generally.

To the extent that any municipality or other governmental authority institutes a ban on exploration and mining activities and the Company is not successful in challenging or appealing such ban, the Company's ability to explore and develop its projects could be limited, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Acquisition of Additional Mineral Properties

In order to grow its business and pursue its long-term growth strategy, the Company may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities. A failure to make acquisitions or investments may limit the Company's growth. In pursuing acquisition and investment opportunities, the Company faces competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than the Company. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if the Company loses or abandons its interest in any of its mineral projects, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

Risks Related to Potential Dilution to Common Shares

The number of common shares the Company is authorized to issue is unlimited, and as such, the Company may issue additional GOLD Shares from time to time for various reasons, including, but not limited to, for the purposes of raising capital or acquiring mineral properties. These further issuances of GOLD Shares may have a depressive effect on the price of the GOLD Shares and will dilute the voting power of the Company's existing shareholders and the potential value of each of the GOLD Shares.

In addition, the Company has issued potentially dilutive securities in the form of incentive stock options to purchase GOLD Shares pursuant to the Company's stock option plan, and restricted share rights. The Company may also issue additional GOLD Shares in future acquisitions, future offerings (including through the sale of convertible securities) and on the exercise of stock options.

Government and Community/Stakeholder Regulation and Approvals

Natural resources companies face increasing public scrutiny of their activities. The Company may face pressure to demonstrate that, in addition to seeking to generate returns for its shareholders, other stakeholders benefit from the Company's activities, including local governments and the communities surrounding or nearby its properties. The potential consequences of these pressures include reputational damages, lawsuits, increasing social investment obligations and pressure to increase taxes, future royalties or other contributions to local governments and surrounding communities. These pressures may also impair the Company's ability to successfully obtain permits and approvals required for its operations.

Mineral exploration activities of the Company are subject to extensive laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Government and community/stakeholder approvals may be required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its exploration or mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company's mineral exploration activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties payable or the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted.

Presence of Artisanal Miners

Artisanal mining is currently present at some of the Company's mineral properties. Such artisanal miners have the potential to delay and/or interfere with work on the Company's projects and may present a potential security threat to employees and operations. The Company has a policy of maintaining good relations with the local communities and the artisanal miners in order to minimize such risks. There are risks that the development of the Company's projects could be delayed due to circumstances beyond the Company's control, including without limitation circumstances relating to the presence of artisanal miners, and any such delays could negatively impact the Company's exploration and development plans, result in additional expenses on its part, or prevent the development of its projects.

Risks in Mining and Development

The Company's activities related to the exploration and development of its projects are subject to hazards and risks inherent in the mining industry. These risks, include, but are not limited to, rock falls, rock bursts, collapses, seismic activity, flooding, environmental pollution, mechanical equipment failure, facility performance issues, and periodic disruption due to inclement or hazardous weather conditions. Such risks could result in personal injury or fatality, damage to equipment or infrastructure, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Title Risk and Loss of Interest in Properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its interests in any properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

Certain of the Company's mineral projects are subject to option and similar agreements, which require it to make cash and/or share payments and to incur exploration and development expenditures in order to maintain and/or earn its interest. Failure to obtain additional financing may result in the Company being unable to make periodic payments required for the maintenance or acquisition of these properties and could result in a delay or postponement of further exploration and the partial or total loss of the Company's interest in these properties.

Environmental and Safety Regulation and Risk

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies, or will rely, on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company intends to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company's operations more expensive.

Compliance with emerging climate change regulations

Climate change is an international concern and poses risks to issuers of both direct and indirect effects of physical climate changes and government policy including climate change legislation and treaties. Both types of risks could result in increased costs, and therefore decreased profitability of our operations. Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

Climate change may result in a number of physical impacts on our business, including an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms), water shortages and extreme temperatures, which have the potential to disrupt our exploration and development plans and may have other impacts on our business, including transportation difficulties and supply disruptions. Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

Information Systems and Cyber Security

The Company's operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Contractor Performance

As the Company continues with the exploration and advancement of its projects, timely and cost-effective completion of work will depend largely on the performance of the Company's contractors. If any of these contractors or consultants do not perform to accepted or expected standards, the Company may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Company's projects, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on the Company's results.

Compliance Costs

The Company is subject to various laws and regulations. The costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on the Company or the development of the Company's projects.

The Company relies on various counsel, consultants and advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company's operations. Nevertheless, the Company may fail to comply with a legal or regulatory requirement, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to case or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Any of the foregoing may have a material adverse effect on the Company or the development of its projects.

Economic Conditions

Many industries, including the precious metals mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilization in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of financial markets, interest rates and tax rates may adversely affect the Company's growth and financial condition. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely affected.

Commodity Price Risk

The Company is exposed to commodity price risk. The price of gold or other commodities fluctuates widely and may be affected by numerous factors beyond the Company's control, including, but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and political and economic climates and conditions of major mineral-producing countries around the world.

Declines in the market price of gold, base metals and other minerals may adversely affect the Company's ability to raise capital or attract joint venture partners in order to fund its ongoing operations and meet obligations under option and other agreements underlying its mineral interests. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

No Known Reserves and Limited Operating History

The Company has no history of earnings. There are no known commercial quantities of Mineral Reserves on the Company's mineral projects. Development of the Company's projects will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the exploration properties may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

Further, the Company is subject to many risks common to mineral exploration companies, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance the Company will be successful in achieving a return on shareholder's investment and the likelihood of success must be considered in light of its early-stage operations.

Uncertainty of Profitability and Financing Risks

The Company has no history of earnings, and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on the GOLD Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any of its properties. While the Company may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on terms acceptable to the Company, or at all. If available, future equity financing may result in substantial dilution to shareholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and no way to predict, if they do occur, how severe the impact may be on the Company's ability to raise additional funds through equity issues and corresponding effect on the Company's financial position. As certain milestone payments in connection with the Company's properties may be payable in GOLD Shares, a lower market price for such GOLD Shares will result in increased dilution to the Company's existing shareholders.

Competitive Conditions

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; technical expertise to find, develop, and operate such properties; labour to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Internal Controls Over Financial Reporting

The Company may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company's failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

The Company may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that the Company's financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgements.

Currency Fluctuations

The Company maintains accounts in currencies including the United States dollars, Canadian dollars, Brazilian Reals and Colombian Pesos. While financings have all been conducted in Canadian dollars, the Company conducts its business using all the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of the Company's operations are subject to currency exchange risks, particularly to changes in the exchange rate between the United States and Canadian dollars. To date, the Company has not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates, particularly between the United States and Canadian dollars, may significantly impact on the Company's financial position and results of operations in the future.

Specialized Skill and Knowledge

The success of the Company is or will be dependent on a relatively small number of key management personnel, employees and consultants. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning, engineering and implementation of exploration programs, as well as finance and accounting. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and future development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Litigation

The Company is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company is or may become subject could have a material effect on its financial position, results of operations or the Company's mining and project development operations.

Foreign Operations Risks

Political and related legal and economic uncertainty may exist in countries where the Company may operate. The Company's mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry. Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Presently, the Company's mineral properties are primarily located in Canada, the United States, Brazil, Peru and Colombia. While the Company believes that these jurisdictions represent favourable environments for mining companies to operate, there can be no assurance that changes in the laws of these jurisdictions or changes in the regulatory environment for mining companies or for non-domiciled companies in these jurisdictions will not be made that would adversely affect the Company. Brazil is currently undergoing a review of its mining legislation that may result in changes to mining licences, which has delayed approvals for new mining licences, and may result in applications for mining licences being converted to a competitive procedure. It is also possible that current or future social unrest in Brazil will adversely affect the Company's operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Possible Conflicts of Interest of Directors and Officers of GoldMining

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. In addition, Amir Adnani, the Chairman and a director of the Company is also a director of GRC, and Alastair Still, the Chief Executive Officer of the Company is the Director of Technical Services of GRC. As a result of their positions with GRC, they may have a potential conflict of interest with respect to the GRC Royalty Agreement and ongoing matters relating to GRC's royalties and other interests on properties owned by the Company and its other subsidiaries.

The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the CBCA and any other applicable law.

Fluctuation in Market Value of GRC Shares.

The Company holds 20,000,000 common shares of GRC, a publicly traded company. The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. Additionally, the common shares of GRC held by the Company are pledged as collateral under the Facility. The effect of these and other factors on the market price of the common shares of GRC in the future cannot be predicted. It is possible that the Company may not be able to sell its position, in whole or in part, without facing substantially adverse prices. If the Company is required to transact in such securities before its intended investment horizon, the performance of the Company could suffer.

Increased Indebtedness.

The Company has debt service obligations under the Facility. The degree to which the Company is leveraged could have important consequences to shareholders, including the ability of the Company to obtain additional financing for working capital, capital expenditures or acquisitions on acceptable terms. The Company's ability to make payments on its indebtedness will depend on available cash, future cash flow, prevailing economic conditions, prevailing interest rate levels and financial, competitive, business and other factors, many of which are beyond its control. The Facility is secured by a pledge of all the shares of GRC held by the Company. In the event of default under the facility, the lender has the right to dispose of such shares. The Company may need to refinance its indebtedness and there can be no assurance that it will be able to do so on terms acceptable to the Company or at all. If the Company is unable to refinance its debt, or is only able to refinance its debt on less favourable and/or more restrictive terms, there may be a material adverse effect on the Company's financial position, and results of operations.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Such occurrences could result in damage to mineral properties or facilities thereon, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all of the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover certain risks at economically feasible premiums. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company may become subject to liability for pollution or other hazards that may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Joint Ventures

The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) failure to reach definitive agreements with joint venture partners to govern the joint venture; (ii) disagreement with joint venture partners on how to develop and operate mines efficiently; (iii) inability of joint venture partners to meet their obligations under the joint venture or to third parties; and (iv) litigation between joint venture partners regarding joint venture matters.

Capital Cost Estimates

Capital and operating cost estimates made in respect of the Company's current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

DIVIDENDS AND DISTRIBUTIONS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on GOLD Shares in the foreseeable future. Any determination to pay future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends on its GOLD Shares since its incorporation.

The Company is subject to certain restrictions on the declaration and payment of dividends as set out in the CBCA. In particular, the CBCA provides that a company will not declare or pay a dividend in property, including money, if there are reasonable grounds for believing that the company is insolvent or the payment of the dividend would render the company insolvent.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of GOLD Shares, of which 150,447,361 GOLD Shares were outstanding as of the close of business on February 28, 2022, and an unlimited number of preferred shares in series, of which none were outstanding as of the close of business on February 28, 2022. Holders of GOLD Shares are entitled to one vote for each GOLD Share held on all ballots taken at all meetings of GoldMining's shareholders.

As of the close of business on February 28, 2022, 12,316,325 options to acquire 12,316,325 GOLD Shares and no warrants providing for the issuance of GOLD Shares have been granted and issued and remain unexercised. In addition, as at the close of business on February 28, 2022, 50,000 restricted share rights to acquire 50,000 GOLD Shares have been granted and issued and remain unvested.

Common Shares

Registered holders of GOLD Shares are entitled to receive notice to attend and to cast one vote per GOLD Share held at all meetings of the Company's shareholders, except meetings at which only registered holders of some other specified class or series are, at law or pursuant to the Articles of Continuance, entitled to vote. Subject to any prior rights of the registered holders of the preferred shares of the Company and of the registered holders of any other shares of the Company ranking senior to the common shares with respect to payment of dividends, the registered holders of GOLD Shares have the right to receive dividends, if any, in such amount and payable in such manner as the Company's board of directors in its discretion may declare. In the event of the liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, registered holders of GOLD Shares will, subject to any prior rights of the registered holders of preferred shares of the Company and any other class of shares of the Company ranking senior to the GOLD Shares, have the right to receive, equally on a share-for-share basis, the remaining assets of the Company.

Preferred Shares

The preferred shares are issuable in series. The preferred shares of each series rank in parity with the preferred shares of every other series with respect to dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The preferred shares are entitled to a preference over the GOLD Shares and any other shares ranking junior to the preferred shares with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

The Company's board of directors is empowered to fix the number of preferred shares and the rights to be attached to the preferred shares of each series, including the rate, amount or kind of dividends and any conversion, voting and redemption rights. Subject to the Company's by-laws and applicable law, the holders of preferred shares, as a class, are not entitled to receive notice of or attend or vote at meetings of the Company's shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's Common Shares are listed on the TSX under the stock symbol "GOLD" and on the NYSE under the stock symbol "GLDG". The following table provides the monthly high and low sales price and trading volume of the Common Shares on the TSX from December 1, 2020 to November 30, 2021.

	Trading Summary
	High (C$)	Low (C$)	Volume Traded (#)
2020
December	3.23	2.64	22,362,497
2021
January	3.00	2.21	7,961,025
February	2.41	1.97	8,790,845
March	2.34	1.82	11,864,262
April	2.27	1.94	5,667,696
May	2.29	1.87	5,236,384
June	2.20	1.68	4,732,305
July	1.90	1.51	2,849,113
August	1.77	1.40	3,122,971
September	1.74	1.47	3,011,063
October	1.83	1.45	2,601,746
November	2.07	1.58	3,493,094

The following table provides the monthly high and low sales price and trading volume of the Common Shares on the NYSE from December 1, 2020 to November 30, 2021.

	Trading Summary
	High (US$)	Low (US$)	Volume Traded (#)
2020
December	2.55	2.07	10,696,608
2021
January	2.35	1.72	11,609,789
February	1.88	1.55	13,076,242
March	1.86	1.43	14,282,611
April	1.82	1.52	7,163,463
May	1.94	1.53	9,071,272
June	1.84	1.36	9,008,531
July	1.535	1.20	5,387,547
August	1.41	1.08	4,930,072
September	1.39	1.15	7,002,878
October	1.48	1.15	7,019,633
November	1.65	1.27	7,316,913

Prior Sales

The Company issued the following securities during the twelve months for the financial year ended November 30, 2021.

Common Shares

Date of Issuance	Number Issued	Issuance Price (C$)
January 8, 2021	15,000(1)	$1.74(2)
January 19, 2021	10,000(1)	$1.69(2)
January 21, 2021	7,951(1)	$1.50(2)
March 11, 2021	150,000(1)	$0.73(2)
March 15, 2021	150,000(1)	$0.73(2)
March 16, 2021	10,000(1)	$0.73(2)
March 18, 2021	45,000(1)	$0.73(2)
March 22, 2021	160,000(1)	$0.73(2)
March 24, 2021	12,500(3)	$2.10
March 29, 2021	150,000(1)	$0.73(2)
March 29, 2021	25,000(1)	$0.78(2)
March 29, 2021	50,000(1)	$1.23(2)
March 29, 2021	26,738(1)	$1.00(2)
April 26, 2021	5,000(1)	$1.05(2)
May 7, 2021	25,000(1)	$0.78(2)
May 19, 2021	11,540(3)	$2.07
June 8, 2021	29,117(1)	$1.05(2)
July 20, 2021	15,000(1)	$0.78(2)
August 4, 2021	133,333(1)	$1.50(2)
September 24, 2021	12,500(3)	$1.52
October 21, 2021	66,667(1)	$1.50(2)
October 21, 2021	47,850(1)	$2.09(2)
October 26, 2021	324,723(4)	$1.533
November 4, 2021	15,000(1)	$0.78(2)
November 4, 2021	15,000(1)	$1.05(2)
November 8, 2021	30,000(1)	$1.05(2)

_____________ Notes:
(1)	Common Shares issued from the exercise of stock options.
(2)	Represents the exercise price of the stock options.
(3)	Common Shares issued from vested restricted share rights.
(4)	Issued in connection with a settlement agreement relating to a claim with a third-party royalty holder.

Convertible Securities

Type of Securities Issued	Date of Issue	Number of Securities	Issue or Exercise Price per Security ($)
Options	March 30, 2021	250,000(1)	$2.09(2)
Options	August 25, 2021	100,000(1)	$1.52(2)
Options	November 11, 2021	2,525,000(1)	$1.83(2)
Restricted Share Rights	November 11, 2021	50,000(3)	$1.83(4)
Options	November 24, 2021	140,000(1)	$1.84(2)

Notes:

(1)    Stock options granted to management, employees and consultants.

(2)    Represents the exercise price of the stock options.

(3)    Restricted share rights granted to management, employees and consultants.

(4)    Represents the prior day closing trading price of the Common Shares on the TSX.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets forth escrowed securities and securities subject to contractual restrictions on transfer:

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer[8]	Percentage of Class
Common Shares[1]	3,500,000	2.35%
Common Shares[2]	5,000,000	3.36%
Common Shares[3]	4,000,000	2.69%
Common Shares[4]	3,500,000	2.35%
Common Shares[5]	698,161	0.47%
Common Shares[6]	1,118,359	0.75%
Common Shares[7]	337,619	0.23%
Total Common Shares	18,154,139	12.21%

________________

Notes:

1.

Pursuant to the asset purchase agreement dated July 20, 2015 respecting the Whistler Project, Kiska is restricted from (i): selling or otherwise disposing or dealing with GOLD Shares representing more than 10% of the aggregate trading volume of GOLD Shares trade on the primary exchange or quotation service for the GOLD Shares on any given day; and (ii) disposing of its GOLD Shares for a period of 30 days after the Company has notified Kiska in writing that the Company is in the process of completing an equity financing.

2.

Pursuant to the share purchase agreement dated August 17, 2016 respecting the Titiribi Project, Trilogy Metals is restricted from: (i) selling or otherwise disposing or dealing with GOLD Shares representing more than 10% of the volume of the GOLD Shares traded on any given day; and (ii) disposing of its GOLD Shares within 30 days of any equity financing undertaken by the Company.

3.

Pursuant to the asset purchase agreement dated May 9, 2017 between the Company and the court-appointed receiver of Tyhee N.W.T. Corp. (the "Tyhee Agreement"), the holders of the shares issued as consideration (the "Tyhee Consideration Shares") pursuant to the Tyhee Agreement are restricted from: (i) selling or disposing any of its Tyhee Consideration Shares without providing the Company ten days' written notice thereof; (ii) selling or otherwise disposing or dealing with its Tyhee Consideration Shares representing more than 10% of the volume of GOLD Shares traded on the primary exchange or quotation service for the GOLD Shares on any given day; and (iii) disposing of its Tyhee Consideration Shares within 30 days of any equity financing undertaken by the Company.

4.

Pursuant to the share purchase agreement (the "Lupaka Agreement") dated September 19, 2017 among GoldMining Inc., Lupaka Gold Corp., and a subsidiary of Lupaka Gold Corp (in this section, together with Lupaka Gold Corp., "Lupaka"), Lupaka is restricted from: (i) selling or disposing any of the GOLD Shares issued to it as consideration under the Lupaka Agreement (the "Lupaka Consideration Shares") without providing the Company five business days to privately place such Lupaka Consideration Shares at market price; (ii) selling or otherwise disposing or dealing with the Lupaka Consideration Shares representing more than 12% of the volume of GOLD Shares traded on the primary exchange or quotation service for the GOLD Shares on any given day; and (iii) disposing any of the Lupaka Consideration Shares for a period of 20 days after the Company has notified Lupaka in writing that the Company is in the process of completing an equity financing.

5.

Pursuant to the Cachoeira Royalty Purchase Agreement dated February 21, 2018 among BRI Mineração Ltda., CCO Mineração Ltda., MFW Engenharia E Mineração Ltda., and José Pereira Botelho (collectively, the "Vendors"), the GOLD Shares issued to each of the Vendors are subject to the following escrow and resale restrictions: none of the Vendors, on any given day, shall sell or dispose any of the GOLD Shares delivered to them as consideration under the Cachoeira Royalty Purchase Agreement representing more than ten percent (10%) of the volume of GOLD Shares traded on the primary exchange or quotation service for the GOLD Shares.

6.

Pursuant to the asset purchase agreement dated November 1, 2019 among the Company, GoldMining Exploraciones S.A.S., Newrange and Corporacion Minera de Colombia S.A.S., the GOLD Shares issued to Newrange (the "Payment Shares") are subject to the following escrow and resale restrictions: Newrange, on any given day, shall not sell or dispose any of the Payment Shares representing more than ten percent (10%) of the volume of GOLD Shares traded on the TSX (or such other exchange or quotation service which is the primary exchange or quotation service for the GOLD Shares from time to time).

7.

Pursuant to the Almaden APA, Sailfish is: (i) restricted from selling or otherwise disposing or dealing with the GOLD Shares issued to Sailfish (the "Fish Shares") representing more than 10% of the aggregate trading volume of GOLD Shares trade on the TSX (or such other exchange or quotation service which is the primary exchange or quotation service for the GOLD Shares from time to time) on any given day; and (ii) for a period of forty-eight (48) months after March 3, 2020, Sailfish shall not: (a) vote any of the Fish Shares against management recommendations at any meeting of holders of GOLD Shares; (b) acquire or propose to acquire any additional GOLD Shares, other than pursuant to the Almaden APA; or (c) solicit proxies in connection with any meeting of holders of GOLD Shares, initiate any shareholder proposal or takeover bid for securities of the Company or otherwise attempt to cause a change of control of the Company.

8.

The figures provided for in this table are as of the initial date of issuance of such securities, and do not necessarily reflect the current number of securities subject to escrow or other restrictions on transfer. For clarity, the figures do not reflect any transfers, dispositions or other dealings that the security holder may have undertaken with respect to such securities subsequent to the initial date of issuance.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The term of office of each of the Company's directors expires at the Company's next annual general meeting at which directors are elected for the upcoming year or when his or her successor is duly elected.

As at the date of this Annual Information Form, the directors and executive officers of the Corporation, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of: (i) 8,920,434 GOLD Shares, representing approximately 5.9% of the issued and outstanding GOLD Shares as of such date; (ii) an aggregate of 7,395,000 options of the Company, representing approximately 60% of the issued and outstanding options of the Company as of such date; and (iii) aggregate of 50,000 restricted share rights of the Company, representing approximately 100% of the issued and outstanding restricted share rights of the Company.

The following table sets forth the name, province or state and country of residence, position or office held with the Company, principal occupation for the immediately preceding five years and securities ownership of each of the directors and executive officers of the Company as at the date of this Annual Information Form:

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options, Warrants and Restricted Share Rights of the Company Held
Amir Adnani Chairman and Director British Columbia, Canada

Mr. Adnani is a founder and serves as the President, Chief Executive Officer, Principal Executive Officer and a director of Uranium Energy Corp., a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani is also the Chairman and a director of Uranium Royalty Corp., a uranium royalty company listed on the TSX Venture Exchange since December 2019 and a director of Gold Royalty Corp., a gold royalty company listed on the NYSE American since March 2021.

		Director since August 18, 2010 Chairman since January 4, 2011	Common Shares: 6,625,154(1) Options: 2,975,000 Restricted Share Rights: Nil
Pat Obara Secretary and Chief Financial Officer British Columbia, Canada

Mr. Obara has served as the Chief Financial Officer of GoldMining since January 2011 and as the Secretary of GoldMining since September 2009. Mr. Obara has served as Secretary, Treasurer and Chief Financial Officer of Uranium Energy Corp., a uranium mining and exploration company, listed on the NYSE American since October 29, 2015. Prior to this, Mr. Obara served as Vice President Administration of Uranium Energy Corp., from January 2011 to September 2015 and as Secretary, Treasurer, Chief Financial Officer and Principal Accounting Officer of Uranium Energy Corp., from August 2006 to January 2011.

		Secretary since September 9, 2009 Chief Financial Officer since January 4, 2011	Common Shares: 935,000 Options: 1,135,000 Restricted Share Rights: Nil

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options, Warrants and Restricted Share Rights of the Company Held
David Kong[2,3] Director British Columbia, Canada

Mr. Kong has served as a director of New Pacific Metals Corp., a mining and exploration company, since November 2010, Uranium Energy Corp., a uranium mining and exploration company, since January 2011 and Silvercorp Metals Inc., a mining company, since November 2011. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP in 2005, where he was a partner until 2010.

		October 29, 2010	Common Shares: 51,851 Options: 305,000 Restricted Share Rights: Nil
Gloria Ballesta[2,3,4] Lead Independent Director Bogotá, Capital District, Colombia

Ms. Ballesta has served as Chief Executive Officer of Content Mode SAS, a private Colombian company and contact center, since January 2016, and as a director of Uranium Energy Corp., a uranium mining and exploration company, since July 2018. Ms. Ballesta served as a paralegal for Uranium Energy Corp. from May 2010 to December 2012.

		August 18, 2010	Common Shares: 24,152 Options: 320,000 Restricted Share Rights: Nil
Hon. Herb Dhaliwal[2,3,4] Director British Columbia, Canada

Mr. Dhaliwal has served as the Chief Executive Officer of Dynamic Facility Services Ltd., a private maintenance company servicing government institutions and large corporations since 2004. Mr. Dhaliwal served as a director of East West Petroleum Corp., a public company listed on the TSX Venture Exchange from July 2010 to October 2017.

		March 1, 2013	Common Shares: 55,000 Options: 255,000 Restricted Share Rights: Nil
Mario Bernardo Garnero[4] Director Sao Paulo, Brazil

Mr. Mario Bernardo Garnero serves as Marketing Director and Superintendent Director of the Brasilinvest Group, a Brazilian business established in 1975, by his father, as a private merchant bank. Mr. Garnero also serves as Vice President of Brasilinvest USA, a company which represents the interests of Brasilinvest Group in the United States. Mr. Garnero is also President of Fórum das Américas, a Brazilian company established in 1978 dedicated to important discussions related to the American continent such as sustainable development, human rights and the environment.

		March 28, 2018	Common Shares: 53,000 Options: 300,000 Restricted Share Rights: Nil
Garnet Dawson Director British Columbia, Canada

Mr. Dawson served as Chief Executive Officer of the Company from December 2014 to April 1, 2021, and before this as Technical Director of the Company in 2014. Prior to this, Mr. Dawson held executive and technical roles with several organizations including Brazilian Gold Corporation, EuroZinc Mining Corporation, Battle Mountain Canada Inc., BC Geological Survey and Esso Minerals Canada. Mr. Dawson serves as a director of Freegold Ventures Limited, a public company listed on the TSX, since 2011 and served as a director of Gold Royalty Corp., a gold royalty company listed on the NYSE American from June 2020 to February 2022.

		Director since May 24, 2018	Common Shares: 272,111 Options: 1,205,000 Restricted Share Rights: Nil

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options, Warrants and Restricted Share Rights of the Company Held
Paulo Pereira President Brasilia, Distrito Federal (DF) Brazil	Mr. Pereira has served as President of the Company since December 2014 and previously Vice President of Exploration of GoldMining since August 2011.	December 15, 2014	Common Shares: 864,166 Options: 525,000 Restricted Share Rights: Nil
Alastair Still Chief Executive Officer British Columbia, Canada

Mr. Still has served as the Chief Executive Officer of the Company since April 1, 2021, and before this, served as Executive Vice President and Chief Development Officer of GoldMining from October 2020 to April 1, 2021. Prior to this, Mr. Still served as Director, Corporate Development for Newmont Corporation (formerly Goldcorp Inc.) from 2015 to 2020.

		Chief Executive Officer since April 1, 2021	Common Shares: 50,000[5] Options: 375,000[5] Restricted Share Rights: 50,000[5]

Notes:

1.	Includes 1,402,654 common shares held by Amir Adnani Corp. and 150,000 common shares owned by Mr. Adnani's spouse.
2.	Member of the Audit Committee.
3.	Member of the Compensation Committee.
4.	Member of the Nominating and Corporate Governance Committee.
5.	Held by AC Still Management Inc.

Conflicts of Interest

In addition, Amir Adnani, the Chairman and a director of the Company is also a director of GRC, and Alastair Still, the Chief Executive Officer of the Company is the Director of Technical Services of GRC. As a result of their positions with GRC, they may have a potential conflict of interest with respect to the GRC Royalty Agreement and ongoing matters relating to GRC's royalties and other interests on properties owned by the Company and its other subsidiaries.

In the event that such conflicts of interest arise at a meeting of the Company's directors, such conflicts of interest must be declared and the declaring parties may be required to abstain from voting for or against the approval of such participation in compliance with the CBCA. In such case, the remaining directors will determine whether we will participate in any such project or opportunity.

The Company's directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely on such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. Such directors or officers, in accordance with the CBCA and the Company's Code of Conduct, will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

AUDIT COMMITTEE

GoldMining's Audit Committee Charter

The Audit Committee operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

As of the date of this AIF, the members of the Audit Committee are David Kong, Gloria Ballesta and the Honorable Herb Dhaliwal. Each member of the Audit Committee is financially literate. Mr. Kong, Ms. Ballesta and Mr. Dhaliwal are all independent directors under NI 52-110. David Kong is the chair of the Audit Committee.

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

David Kong

Mr. Kong holds a Bachelor's degree in Business Administration and earned his Chartered Accountant designation (CPA, CA) in British Columbia in 1978. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP, Chartered Professional Accountants, in 2005, where he was a partner until 2010. Mr. Kong is a certified director (ICD.D) of the Institute of Corporate Directors.

Gloria Ballesta

Ms. Ballesta holds an LLB (Hons.) from the CEU Cardenal Herrera University in Spain and a Master's degree in Marketing and Business Management from ESIC School of Business in Spain. Ms. Ballesta was a paralegal for Uranium Energy Corp., a public company listed on the NYSE American, from May 2010 to December 2012. Ms. Ballesta has experience working in North American, European and Latin American business environments and has direct experience working with Canadian public companies. Ms. Ballesta has experience managing administrative and compliance procedures for spin-offs, take-overs and financings of various Canadian public companies.

Hon. Herb Dhaliwal

Mr. Dhaliwal holds a Bachelor's degree in Commerce from the University of British Columbia. The Hon. Herb Dhaliwal served in Ottawa as a Canadian Member of Parliament for over ten years. He served as minister in several portfolios in the Federal Cabinet under Prime Minister Jean Chretien including Minister of Natural Resources, Minister of National Revenue and Minister of Fisheries and Oceans. Prior to his entrance to national politics, he founded a maintenance company that has grown under his leadership from one employee to over 500. He has also served as Vice-Chair of the B.C. Hydro and Power Authority board of directors, with responsibility for oversight of the Budget and Audit Committees.

Audit Committee Oversight

At no time since the commencement of GoldMining's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of GoldMining.

External Auditor Service Fees

PricewaterhouseCoopers LLP has served as GoldMining's auditors since August 2019. Fees payable to PricewaterhouseCoopers LLP for services rendered for the financial year ended November 30, 2021, are detailed in the table below.

	Year ended November 30, 2021	Year ended November 30, 2020
Audit Fees(1)	$209,185	$76,150
Audit-Related Fees(2)	$-	$68,200
Tax Fees(3)	$-	$15,520
All Other Fees	$125,868	$-
Total(4)	$335,053	$159,870

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the audit of GoldMining's financial statements regarding statutory and regulatory filings.
(2)

Audit-related fees are for services rendered by GoldMining's auditors related to the performance of the audit of GoldMining's financial statements and are not reported under the category "Audit Fees" above.

(3)	Tax fees were for tax compliance.
(4)

Total fees represent professional services rendered and do not include any out-of-pocket disbursements or fees associated with filings made on GoldMining's behalf. These additional costs are not material as compared to the total professional services fees for each year.

PROMOTERS

There is no individual or company that is, or has been, within the two most recently completed financial years or during the current financial year, a promoter of GoldMining or of a subsidiary of GoldMining.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as disclosed under "Description of Mineral Projects – Other Properties – Cachoeira Project", management of the Company is not aware of any legal proceedings, contemplated or actual, involving GoldMining that would be material to the financial condition or results of operations of the Company. Management of the Company is not aware of any penalties or sanctions imposed against GoldMining by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Annual Information Form, or any other penalties or sanctions imposed against the Company. The Company has not entered into any settlement agreements before any court relating to provincial and territorial securities legislation or with a securities regulatory body.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Company is Computershare Investor Services Inc., 520 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

There are no material contracts that have been entered into by the Company since November 30, 2021 or before such time that are still in effect, other than in the ordinary course of business.

INTERESTS OF EXPERTS

Sue Bird, P.Eng. and Kirstin Girdner, P.E. of Moose Mountain Technical Services and Arthur Barnes, P.Eng., FSAIMM of MPC Metallurgical Process Consultants Limited authored a technical report titled "NI 43-101, Mineral Resource Estimate for the Whistler Project" dated effective June 11, 2021, which is referred to in this Annual Information Form and which was filed on November 4, 2021. Each of Sue Bird, Kirstin Girdner and Arthur Barnes is a Qualified Person and is independent of the Company.

Joseph A. Kantor, M.SC., MMSA Geology, and Robert E. Cameron, Ph.D., MMSA Mining and Ore Reserves, of Behre Dolbear & Company (USA), Inc. ("Behre Dolbear") and Mauricio Castañeda, MAIG, an independent consulting mineral exploration specialist retained by Behre Dolbear, prepared a technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia", dated effective June 14, 2021, which is referred to in this Annual Information Form. Each of Joseph A. Kantor, Robert E. Cameron, and Mauricio Castañeda is a Qualified Person and is independent of the Company.

Porfirio Rodriguez, B.Sc. (Min. Eng), FAIG, and Leonardo de Moraes Soares, B.Sc. (Geo.), MAIG, of GE21 Consultoria Mineral Ltda authored a technical report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective May 31, 2021, which is referred to in this Annual Information Form. Each of Porfirio Rodriguez and Leonardo de Moraes Soares is a Qualified Person and is independent of the Company.

Scott E. Wilson, C.P.G., SME-RM, and Michael Cole, SME-RM, of Metal Mining Consultants Inc., Mauricio Castañeda, MAIG, and Paul Hosford, P.Eng., of PMet Services authored a technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment, GoldMining Inc., La Mina Project, Antioquia, Republic of Colombia", published February 25, 2022 and dated effective January 12, 2022, which is referred to in this Annual Information Form. Each of Scott E. Wilson, Michael Cole, Mauricio Castañeda and Paul Hosford is a Qualified Person and is independent of the Company.

As of the date hereof, to the Company's knowledge, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the technical reports or information referred to, or following the preparation of such reports or information. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, as auditors of the Company, have advised the board of directors of the Company that they are independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in accordance with the independence rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information including directors' and officer's remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our Information Circular for our Annual General Meeting held on May 20, 2021, which is available on SEDAR. Additional financial information is provided in our audited consolidated financial statements and related management's discussion and analysis for the year ended November 30, 2021, which is available on SEDAR.

Additional information relating to GoldMining may be found on SEDAR.

Schedule "A"

AUDIT COMMITTEE CHARTER

GOLDMINING INC.

(THE "COMPANY")

1.	PURPOSE

1.1.

The audit committee of the Company (the "Committee") is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee's role is to:

(a)	support the board of directors of the Company (the "Board") in meeting its responsibilities to Shareholders;

(b)	enhance the independence of the external auditor;

(c)	facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board; and

(d)	increase the credibility and objectivity of the Company's financial reports and public disclosure.

1.2.

The Committee will make recommendations to the Board regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee's responsibilities as described herein.

1.3.	The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board from time to time prescribe.

2.	MEMBERSHIP

2.1.	The Committee will consist of at least three members, all of whom meets the independence requirements of National Instrument 52-110 – Audit Committees, as same may be amended from time to time.

2.2.

The members of the Committee shall be appointed by the Board. The Committee members may be replaced by the Board, as the Board shall determine from time to time. There shall be a chair of the Committee, who shall be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this charter, the Committee has specific authority to:

(a)	engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	approve annual and interim financial statements and annual and interim management's discussion and analyses on behalf of the Board.

3.2.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers being necessary or advisable in order to perform its duties and responsibilities.

4.	DUTIES AND RESPONSIBILITIES

4.1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

4.2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Corporation or its subsidiary entities;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company's financial and auditing personnel;

(iv)	co-operation received from the Company's personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(viii)	the non-audit services provided by the external auditors;

(ix)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(x)	to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management.

4.3.	The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management's response thereto.

4.4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company's business conduct and ethics policies, and to periodically review these policies and recommend to the Board, changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.5.	The Committee is also charged with the responsibility to:

(a)	review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to Shareholders;

(ii)	the annual information form;

(iii)	annual and interim management's discussion and analysis;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company's consolidated financial statements;

(f)	review the minutes of any Committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of Shareholders; and

(j)	evaluate, annually, the adequacy of this Charter and recommend any proposed changes to the Board.

5.	MEETINGS

5.1.

The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

5.2.	The members of the Committee may determine their own procedures.

5.3.	The Committee may establish its own schedule that it will provide to the Board in advance.

5.4.	The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

5.5.	A member of the Committee or the external auditor may call a meeting of the Committee.

5.6.

The Committee will meet separately with the chief executive officer of the Company and separately with the chief financial officer of the Company at least annually to review the financial affairs of the Company.

5.7.	The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.

5.8.

The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the Shareholders.

6.	REPORTS

6.1.	The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board's meeting at which those recommendations are presented.

7.	MINUTES

7.1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.